  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 1998

                                                REGISTRATION NO. 333-45463
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                                  P-COM, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------

           DELAWARE                                 77-0289371
(STATE OR OTHER JURISDICTION OF                  (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                IDENTIFICATION NUMBER)

           3175 S. WINCHESTER BOULEVARD, CAMPBELL, CALIFORNIA 95008
                                (408) 866-3666
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                               GEORGE P. ROBERTS
         CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  P-COM, INC.
                         3175 S. WINCHESTER BOULEVARD
                          CAMPBELL, CALIFORNIA 95008
                                (408) 866-3666
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                               ---------------

                                  COPIES TO:
                            WARREN T. LAZAROW, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                             TWO EMBARCADERO PLACE
                                2200 GENG ROAD
                          PALO ALTO, CALIFORNIA 94303
                                (650) 424-0160

                               ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                               ---------------

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
                                            PROPOSED         PROPOSED
                             AMOUNT          MAXIMUM          MAXIMUM          AMOUNT
  TITLE OF SECURITIES        TO BE       AGGREGATE PRICE     AGGREGATE     OF REGISTRATION
   TO BE REGISTERED        REGISTERED      PER UNIT(1)   OFFERING PRICE(1)       FEE
------------------------------------------------------------------------------------------
4 1/4% Convertible
 Subordinated Notes due
 2002 (the "Notes")...    $100,000,000        100%         $100,000,000      $29,500 (3)
------------------------------------------------------------------------------------------
Common Stock, $0.0001
 par value per share
 ("Common Stock")......    3,641,660(2)        --               --             -- (4)
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Such number represents the number of shares of Common Stock as are initially issuable upon conversion of the Notes registered hereunder and, pursuant to Rule 416 under the Securities Act, such additional indeterminate number of shares as may become issuable upon conversion of the Notes being registered hereunder as a result of adjustments to the conversion price.

(3) Previously paid.

(4) Pursuant to Rule 457(i) there is no filing fee with respect to shares of Common Stock issuable on conversion of the Notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THE SECURITIES DESCRIBED HEREIN HAS BEEN + +FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT + +BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION + +STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO + +SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF + +THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR +
+SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE       +
+SECURITIES LAWS OF ANY SUCH JURISDICTION.                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 27, 1998

PROSPECTUS

                                  $100,000,000

                                  P-COM, INC.

                 4 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                     INTEREST PAYABLE MAY 1 AND NOVEMBER 1
          AND SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF

  This prospectus (the "Prospectus") relates to $100,000,000 aggregate principal amount of 4 1/4% Convertible Subordinated Notes due 2002 (the "Notes") of P-Com, Inc., a Delaware corporation (together with its subsidiaries, "P-Com" or the "Company"), and the shares of common stock, par value of $.0001 per share, of the Company (the "Common Stock") which are issuable upon conversion of the Notes (the "Shares"). The Notes and the Shares that are being registered hereby are to be offered for the account of the holders thereof (the "Selling Securityholders"). The Notes were issued and sold in November 1997 in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act and referred to as "Qualified Institutional Buyers"), "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act and referred to as "Institutional Accredited Investors") who are not Qualified Institutional Buyers or outside the United States to certain persons in offshore transactions in reliance on Regulation S under the Securities Act. See "Plan of Distribution."

  The Notes will mature on November 1, 2002. Interest on the Notes will be paid semi-annually on May 1 and November 1 of each year, commencing May 1, 1998. The Notes are convertible at the option of the holder at any time on or after the 90th day following the latest date of initial issuance of the Notes and on or prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock, at a conversion price of $27.46 per share (equivalent to a conversion rate of 36.4166 shares per $1,000 principal amount of Notes), subject to adjustment in certain events. The Common Stock is traded on the Nasdaq National Market under the symbol PCMS. On April 13, 1998, the last sale price as reported on the Nasdaq National Market was $18.875 per share.

  The Notes are not redeemable prior to November 5, 2000. On or after November 5, 2000, the Notes are redeemable upon 30 days' notice at the option of the Company, in whole, or from time to time, in part, at the redemption prices set forth in this Prospectus, plus accrued and unpaid interest to the date of redemption. In addition, upon a Change of Control (as defined herein), holders of the Notes will have the right, subject to certain restrictions and conditions, to require the Company to repurchase the holder's Notes, in whole or in part, at a purchase price equal to 100% of the principal amount thereof together with accrued and unpaid interest, if any, to the date of repurchase.

  The Notes are unsecured obligations of the Company and are subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company, and structurally subordinated to all liabilities of the Company's subsidiaries. The Indenture (as defined herein) contains no limitations on the incurrence of additional indebtedness or other liabilities by the Company. As of December 31, 1997, the Company had approximately $0.6 million in indebtedness outstanding that would have constituted Senior Indebtedness. See "Description of Notes-- Subordination."

  For a description of certain tax consequences to holders of the Notes, see "Certain United States Federal Tax Consequences."

  Upon their original issuance in November 1997, the Notes became eligible for trading in the Private Offerings, Resales, and Trading through Automatic Linkages ("PORTAL") Market. The Notes and the Shares are being registered to permit public secondary trading after the date of this Prospectus from time to time in transactions (which may include block transactions in the case of the Shares) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. It should be noted, however, that the Notes sold pursuant to this Prospectus will no longer be eligible for trading on the PORTAL Market. No assurance can be given that an active market for the Notes will develop or as to the liquidity or sustainability of any such market. See "Risk Factors--Absence of Public Market." A Selling Securityholder may offer and sell the Notes or Shares directly or to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Notes or Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Notes or Shares by the Selling Securityholders. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and Shares offered by the Selling Securityholders hereby, except that the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. See "Plan of Distribution."

                                  ----------

          SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION
     OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS

                                  ----------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
             THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

                  The date of this Prospectus is     ,   1998

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov that contains P-Com's reports, proxy materials and other information that have been filed since P-Com began to file electronically with the Commission in August 1996. The Common Stock of the Company is quoted on the Nasdaq National Market, and such material may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

  This Prospectus, which constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act, omits certain of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Notes and the Shares offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and each such statement shall be deemed qualified in its entirety by reference thereto. Copies of documents relating to the Company which are publicly filed pursuant to the Exchange Act may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the office of the Commission or at the Commission's Web site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 0-25356) pursuant to the Exchange Act are incorporated by reference in this
Prospectus:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;


    2. The Company's Current Report filed on Form 8-K on January 23, 1998, the Company's Current Report filed on Form 8-K on March 16, 1998, the Company's Current Report filed on Form 8-K on April 9, 1998, the Company's Current Report filed on Form 8-K on April 17, 1998 and the Company's Current Report filed on Form 8-K/A on April 17, 1998.

    3. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on January 12, 1995, as amended on February 16, 1995, and the description of the Company's Series A Junior Participating Preferred Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on October 9, 1997; and

    4. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus but prior to the termination of the offering of the Notes.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus.

  Upon written or oral request, the Company will provide without charge to each person to whom a copy of the Prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be submitted in writing or by telephone at (408) 866-3666 to Michael J. Sophie, Chief Financial Officer, 3175 S. Winchester Boulevard, Campbell, California 95008.

                                    SUMMARY

  Some of the information set forth or incorporated by reference in this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which are subject to the "safe harbor" created by those sections. All such forward-looking statements are necessarily only estimates of future results, and there can be no assurances that actual results will not materially differ from expectations. Specific reference is made to the risks and uncertainties described under "Risk Factors."

                                  THE COMPANY

  P-Com supplies equipment and services for access to worldwide telecommunications and broadcast networks. The Company's Tel-Link(R) systems are used as wireless digital links in applications that include interconnecting base stations and mobile switching centers in microcellular and personal communications services ("PCN/PCS") networks and for providing local telephone company ("telco") connectivity in the local loop. The integrated architecture and high software content of the Company's systems are designed to offer cost-effective, high-performance products with a high degree of flexibility and functionality. Additionally, the Company offers turnkey microwave relocation services, engineering, program management, installation and maintenance of communication systems to new licensees of radio spectrum who first remove existing users from the frequencies before implementing new systems and provides equipment for wireless network access applications. The Company is currently field testing and further developing a range of point-to-multipoint radio systems for use in both the telecommunications and broadcast industries.

  P-Com's Tel-Link(R) wireless radios utilize a common architecture for systems in multiple millimeter wave and spread spectrum microwave frequencies including
2.4 GHz, 5.7 GHz, 7 GHz, 13 GHz, 14 GHz, 15 GHz, 18 GHz, 23 GHz, 24 GHz, 26
GHz, 38 GHz and 50 GHz. The Company's systems are designed to be highly reliable, cost effective and simple to install and maintain. Software embedded in the Company's systems allows the user to easily configure and adjust system settings such as frequency, power and capacity with minimal manual tuning and mechanical adjustments. The Company also markets a full line of Windows and Simple Network Management Protocol ("SNMP")-based software products that are complementary to its systems as sophisticated diagnostic, maintenance and system configuration tools.

  The Company's radio systems are sold internationally through strategic partners, system providers, original equipment manufacturers ("OEMs") and distributors as well as directly to end-users, and domestically primarily through its direct sales force. The Company's radio system customers include Advanced Radio Telecom, Corp. ("ART"), Bosch Telecom GmbH, Grupo Iusacell S.A. de C.V., Lucent Technologies, Inc. (including the entities formerly known as AT&T Network Systems Deutschland GmbH and AT&T Network Systems Nederland BV), Mercury Communications Ltd., Mercury Personal Communications, Orange Personal Communications Ltd., Italtel S.p.A. (formerly known as Siemens Telecommunicazioni, S.p.A.), Ericsson, Ltd., Fujitsu Limited, Northern Telecom, Ltd. and WinStar Wireless, Inc. (collectively with its subsidiary WinStar Equipment Corp., "WinStar"). The Company's customers for microwave relocation services include Sprint Spectrum, AT&T Wireless, PrimeCo Personal Communications, BellSouth, Omnipoint and South Carolina Public Service Authority ("SCPSA").

  In December 1993, P-Com received its initial ISO 9001 registration, a standard established by the International Organization for Standardization that provides a methodology by which manufacturers can obtain quality certification. In accordance with ISO 9001 requirements, the Company's ISO 9001 registration was subsequently recertified. The Company also completed ISO 9001 registration for its United Kingdom sales and customer support facility, Geritel facility in Italy in 1996 and Technosystem facility in Italy in 1997. The Company is in the process of obtaining ISO 9001 registration for its other facilities outside of the United States.

  P-Com was incorporated in the State of Delaware on August 23, 1991. Its executive offices are located at 3175 S. Winchester Boulevard, Campbell, California 95008, and its telephone number is (408) 866-3666.

                                  THE OFFERING

Securities Offered..........  $100,000,000 principal amount of 4 1/4% Convert-
                              ible Subordinated Notes due 2002 and the Common Stock issuable upon conversion thereof.

Maturity Date...............  November 1, 2002.

Interest Payment Dates......  May 1 and November 1, commencing May 1, 1998.

Conversion Rights...........  The Notes are convertible into shares of Common
                              Stock at any time on or after the 90th day fol-lowing the latest date of initial issuance of Notes and on or prior to maturity, unless previ-ously redeemed or repurchased, at a Conversion Price of $27.46 per share (equivalent to a con-version rate of 36.4166 shares per $1,000 princi-pal amount of Notes), subject to adjustment in certain events. See "Description of Notes--Con-version Rights."

Optional Redemption.........  The Notes are not redeemable prior to November 5,
                              2000. On or after November 5, 2000, the Notes are redeemable upon 30 days' notice at the option of the Company, in whole, or from time to time, in part, at the redemption prices set forth in this Prospectus, plus accrued and unpaid interest through the date of redemption. See "Description of Notes--Optional Redemption by the Company."

Change of Control...........  In the event of a Change of Control (as defined), each Holder of Notes may, subject to certain re-strictions and limitations, require the Company to repurchase its Notes, in whole or in part, at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes--Repurchase of Notes at the Option of Holders Upon a Change of Control."

Subordination...............  The Notes are unsecured obligations of the Com-
                              pany and are subordinated to all existing and fu-ture Senior Indebtedness (as defined herein) of the Company, and structurally subordinated to all liabilities of the Company's subsidiaries. The indenture contains no limitations on the incurrence of additional indebtedness or other liabilities by the Company. As of December 31, 1997, the Company had approximately $0.6 million of indebtedness outstanding that would have con-stituted Senior Indebtedness. See "Description of Notes--Subordination."

Use of Proceeds.............  The Company will not receive any of the proceeds from the sale by the Selling Securityholders of the Notes or the Shares.

                                 RISK FACTORS

  This Prospectus contains and incorporates by reference forward-looking statements that involve numerous risks and uncertainties. The statements contained in this Prospectus or incorporated by reference herein pursuant to the Registration Statement of which this Prospectus forms a part that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this Prospectus or incorporated by reference herein pursuant to the Registration Statement of which this Prospectus is a part are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus or incorporated by reference herein pursuant to the Registration Statement of which this Prospectus forms a part. In evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information presented in this Prospectus.

SIGNIFICANT FLUCTUATIONS IN RESULTS OF OPERATIONS

  The Company has experienced and will in the future continue to experience significant fluctuations in sales, gross margins and operating results. The procurement process for most of the Company's current and potential customers is complex and lengthy, and the timing and amount of sales is difficult to predict reliably. The sale and implementation of the Company's products and services generally involves a significant commitment of the Company's senior management, sales force and other resources. The sales cycle for the Company's products and services typically involves a significant technical evaluation and commitment of cash and other resources, with the attendant delays frequently associated with, among other things: (i) existing and potential customers' seasonal purchasing and budgetary cycles; (ii) educating customers as to the potential applications of, and product-life cost savings associated with, using the Company's products and services; (iii) complying with customers' internal procedures for approving large expenditures and evaluating and accepting new technologies that affect key operations; (iv) complying with governmental or other regulatory standards; (v) difficulties associated with each customer's ability to secure financing; and (vi) negotiating purchase and service terms for each sale. Orders for the Company's products have typically been strongest towards the end of the calendar year, with a reduction in shipments occurring during the summer months, as evidenced in the third quarter of fiscal year 1997, due primarily to the inactivity of the European market, the Company's major current customer base, at such time. To the extent such seasonality continues, the Company's results of operations will fluctuate from quarter to quarter.

  In addition, a single customer's order scheduled for shipment in a quarter can represent a significant portion of the Company's potential sales for such quarter. There can be no assurance that the Company will be able to obtain such large orders from single customers in the future. The Company has at times failed to receive expected orders, and delivery schedules have been deferred as a result of changes in customer requirements and commitments, among other factors. As a result, the Company's operating results for a particular period have in the past been and will in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. Much of the anticipated growth in telecommunications infrastructure, if any, is expected to result from the entrance of new service providers, many of which do not have the financial resources of existing service providers. To the extent these new service providers are unable to adequately finance their operations, they may cancel orders. Moreover, purchase orders are often received and accepted substantially in advance of shipment, and the failure to reduce actual costs to the extent anticipated or an increase in anticipated costs before shipment could materially adversely affect the gross margins for such orders, and as a result, the Company's results of operations. Moreover, most of the Company's backlog scheduled for shipment in the twelve months subsequent to December 31, 1997 can be canceled since orders are often made substantially in advance of shipment, and the Company's contracts typically provide that orders may be canceled with limited or no penalties. As a result, backlog is not necessarily indicative of future sales for any particular period. In addition, the Company's customers have increasingly been requiring shipment of products at the time of ordering rather than submitting purchase orders far in advance of expected dates of product shipment. Furthermore, most of the Company's sales in recent quarters have been realized near the end of each quarter. Accordingly, a delay in a shipment near the end of a particular quarter, as the Company has been experiencing recently, due to, for example, an unanticipated shipment rescheduling, a cancellation or deferral by a customer, competitive or economic factors, unexpected manufacturing or other difficulties, delays in deliveries of components, subassemblies or services by suppliers, or the failure to receive an anticipated order, may cause sales in a particular quarter to fall significantly below the Company's expectations and may materially adversely affect the Company's operating results for such quarter.

  In connection with its efforts to ramp-up production of products and services, the Company expects to continue to make substantial capital investments in equipment and inventory, recruit and train additional personnel and possibly invest in additional manufacturing facilities. The Company anticipates that these expenditures will be made in advance of, and in anticipation of, increased sales and, therefore, that its gross margins will be adversely affected from time-to-time due to short-term inefficiencies associated with the addition of equipment and inventory, personnel or facilities, and that each cost category may increase as a percentage of revenues from time-to-time on a periodic basis. In addition, as the Company's customers increasingly require shipment of products at the time of ordering, the Company must forecast demand for each quarter and build up inventory accordingly. Such increases in inventory could materially adversely affect the Company's operations if such inventory were not utilized or becomes obsolete.

  A large portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new products, services and technologies could cause customers to defer or cancel purchases of the Company's systems and services, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that have caused and will continue to cause the Company's sales, gross margins and results of operations to vary significantly from period to period include: new product introductions and enhancements, including related costs; the Company's ability to manufacture and produce sufficient volumes of systems and meet customer requirements; manufacturing capacity, efficiencies and costs; mix of sales through direct efforts or through distributors or other third parties; mix of systems and related software tools sold and services provided; operating and new product development expenses; product discounts; accounts receivable collection, in particular those acquired in recent acquisitions, especially outside of the United States; changes in pricing by the Company, its customers or suppliers; inventory writeoffs, as the Company recently experienced in the second and third quarters for a relatively immaterial amount in each such quarter, which the Company may experience again in the future; inventory obsolescence; natural disasters; market acceptance by the Company's customers and the timing of availability of new products and services by the Company or its competitors; acquisitions, including costs and expenses; usage of different distribution and sales channels; fluctuations in foreign currency exchange rates; delays or changes in regulatory approval of its systems and services; warranty and customer support expenses; customization of systems; and general economic and political conditions. In addition, the Company's results of operations have been and will continue to be influenced significantly by competitive factors, including the pricing and availability of, and demand for, competitive products and services. All of the above factors are difficult for the Company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock may be materially adversely affected.

SIGNIFICANT CUSTOMER CONCENTRATION

  For the year ended December 31, 1997, approximately seventy-five customers accounted for substantially all of the Company's sales, and two customers, each of which individually accounted for over 10% of the

Company's 1997 sales, accounted for over 27% of the Company's sales. Sales to Orange Personal Communications Ltd. and WinStar accounted for approximately 16% and 11% of the Company's sales, respectively, in 1997. Sales to Orange Personal Communications Ltd., WinStar, Bosch Telecom GmbH, Ericsson Limited and ART accounted for approximately 18%, 12%, 11%, 11% and 11% of the Company's sales, respectively, in 1996. As of December 31, 1997, seven customers accounted for over 64% of the Company's backlog scheduled for shipment in the twelve months subsequent to December 31, 1997. The Company anticipates that it will continue to sell its products and services to a changing but still relatively small group of customers. Several of the Company's subsidiaries are dependent on one or a few customers. Some companies implementing new networks are at early stages of development and may require additional capital to fully implement their planned networks. The Company's ability to achieve sales in the future will depend in significant part upon its ability to obtain and fulfill orders from, maintain relationships with and provide support to existing and new customers, to manufacture systems in volume on a timely and cost-effective basis and to meet stringent customer performance and other requirements and shipment delivery dates, as well as the condition, working capital availability and success of its customers. As a result, any cancellation, reduction or delay in orders by or shipments to any customer, as a result of manufacturing or supply difficulties or otherwise, or the inability of any customer to finance its purchases of the Company's products or services, as has been the case with certain customers historically, may materially adversely affect the Company's business, financial condition and results of operations. In addition, financial difficulties of any existing or potential customers may limit the overall demand for the Company's products and services (for example, certain potential customers in the telecommunications industry have been reported to have undergone financial difficulties and may therefore limit their future orders). In addition, acquisitions in the communications industry are common, which further concentrates the customer base and may cause orders to be delayed or cancelled. There can be no assurance that the Company's sales will increase in the future or that the Company will be able to support or attract customers.

ACQUISITIONS

  Since April 1996, the Company has acquired nine complementary companies and businesses. Integration of these companies into the Company's business is currently ongoing, and no assurance may be made that the Company will be able to successfully complete this process. Risks commonly encountered in such transactions include the difficulty of assimilating the operations and personnel of the combined companies, the potential disruption of the Company's ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize the financial and strategic position of the Company through the integration of acquired businesses, additional expenses associated with amortization of acquired intangible assets, dilution of existing stockholders, the maintenance of uniform standards, controls, procedures, and policies, the impairment of relationships with employees and customers as a result of any integration of new personnel, risks of entering markets in which the Company has no or limited direct prior experience, and operating companies in different geographical locations with different cultures. All of the Company's acquisitions to date (the "Acquisitions"), except Control Resources Corporation ("CRC"), R T Masts Limited ("R T Masts") and Telematics, Inc., ("Telematics"), have been accounted for under the purchase method of accounting, and as a result, a significant amount of goodwill is being amortized as set forth in the Company's consolidated financial statements. This amortization expense may have a significant effect on the Company's financial results. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, or that such transactions will not materially adversely affect the Company's business, financial condition, or results of operations.

  As part of its overall strategy, the Company plans to continue to acquire or invest in complementary companies, products or technologies and to enter into joint ventures and strategic alliances with other companies. The Company is currently pursuing numerous acquisitions; however, no material acquisition has become the subject of any definitive agreement, letter of intent or agreement in principle. The Company is unable to predict whether and when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. The Company competes for acquisition and expansion opportunities with many entities that have substantially greater resources than the Company. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions, or expand into new markets. Once integrated, acquired businesses may not achieve comparable levels of revenues, profitability, or productivity as the existing business of the Company or otherwise perform as expected. In addition, as commonly occurs with mergers of technology companies, during the pre-merger and integration phases, aggressive competitors may undertake formal initiatives to attract customers and to recruit key employees through various incentives. If the Company proceeds with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of the Company's available cash could be used to consummate the acquisitions. Many business acquisitions must be accounted for as a purchase for financial reporting purposes. Most of the businesses that might become attractive acquisition candidates for the Company are likely to have significant goodwill and intangible assets, and acquisition of these businesses, if accounted for as a purchase, would typically result in substantial amortization of goodwill charges to the Company. The occurrence of any of these events could have a material adverse effect on the Company's workforce, business, financial condition and results of operations. See "--No Assurance of Successful Expansion of Operations; Management of Growth."

DEPENDENCE ON CONTRACT MANUFACTURERS; RELIANCE ON SOLE OR LIMITED SOURCES OF SUPPLY

  The Company's internal manufacturing capacity is very limited. The Company utilizes contract manufacturers such as Remec, Inc., Sanmina Corporation, SPC Electronics Corp., GSS Array Technology, Celeritek, Inc. and Senior Systems Technology, Inc. to produce its systems, components and subassemblies and expects to rely increasingly on these and other manufacturers in the future. The Company also relies on outside vendors to manufacture certain other components and subassemblies. There can be no assurance that the Company's internal manufacturing capacity and that of its contract manufacturers will be sufficient to fulfill the Company's orders. Failure to manufacture, assemble and ship systems and meet customer demands on a timely and cost-effective basis could damage relationships with customers and have a material adverse effect on the Company's business, financial condition and operating results. Certain necessary components, subassemblies and services necessary for the manufacture of the Company's systems are obtained from a sole supplier or a limited group of suppliers. In particular, Eltel Engineering S.r.L. and Associates, Milliwave, Scientific Atlanta and Xilinx, Inc. each are sole source or limited source suppliers for critical components used in the Company's radio systems.

  The Company's reliance on contract manufacturers and on sole suppliers or a limited group of suppliers and the Company's increasing reliance on contract manufacturers and suppliers involves several risks, many of which the Company has been experiencing, including an inability to obtain an adequate supply of finished products and required components and subassemblies, and reduced control over the price, timely delivery, reliability and quality of finished products, components and subassemblies. The Company does not have long-term supply agreements with most of its manufacturers or suppliers. Manufacture of the Company's products and certain of these components and subassemblies is an extremely complex process, and the Company has from time to time experienced and may in the future continue to experience problems in the timely delivery and quality of products and certain components and subassemblies from vendors. Certain of the Company's suppliers have relatively limited financial and other resources. Any inability to obtain timely deliveries of components and subassemblies of acceptable quality or any other circumstance that would require the Company to seek alternative sources of supply, or to manufacture its finished products or such components and subassemblies internally, could delay the Company's ability to ship its systems, which could damage relationships with current or prospective customers and have a material adverse effect on the Company's business, financial condition and results of operations.

NO ASSURANCE OF SUCCESSFUL EXPANSION OF OPERATIONS; MANAGEMENT OF GROWTH

  Recently, the Company has significantly expanded the scale of its operations to support increased sales and to address critical infrastructure and other requirements. This expansion has included the leasing of additional space, the opening of branch offices and subsidiaries in the United Kingdom, Italy, Germany and Singapore, the opening of design centers and manufacturing operations throughout the world, the acquisition of a significant amount of inventory (the Company's inventory increased from approximately $32.9 million at December 31, 1996 to approximately $58.0 million at December 31, 1997) and accounts receivable, recent acquisitions, significant investments in research and development to support product development and services, including the recently introduced products and the development of point-to-multipoint systems, and the hiring of additional personnel in all functional areas, including in sales and marketing, manufacturing and operations and finance, and has resulted in significantly higher operating expenses. Currently, the Company is devoting significant resources to the development of new products and technologies and is conducting evaluations of these products and will continue to invest significant additional resources in plant and equipment, inventory, personnel and other costs, to begin production of these products and to provide the marketing and administration, if any, required to service and support these new products. Accordingly, there can be no assurance that gross profit margin and inventory levels will not be adversely impacted in the future by start-up costs associated with the initial production and installation of these new products. These start-up costs include, but are not limited to, additional manufacturing overhead, additional allowance for doubtful accounts, inventory and warranty reserve requirements and the creation of service and support organizations. In addition, the increases in inventory on hand for new product development and customer service requirements may increase the risk of inventory write-offs. As a result, the Company anticipates that its operating expenses will continue to increase significantly. If the Company's sales do not correspondingly increase, the Company's results of operations would be materially adversely affected. See "--Limited Operating History."

  Expansion of the Company's operations and its acquisitions have caused and are continuing to impose a significant strain on the Company's management, financial, manufacturing and other resources and have disrupted the Company's normal business operations. The Company's ability to manage the recent and any possible future growth, should it occur, will depend upon a significant expansion of its manufacturing, accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls, including improvements relating to inventory control. For a number of reasons, the Company has not been able to fully consolidate and integrate the operations of certain acquired businesses. This inability may cause inefficiencies, additional operational complexities and expenses and greater risks of billing delays, inventory write-offs and financial reporting difficulties. The Company must establish and improve a variety of systems, procedures and controls to more efficiently coordinate its activities in its acquired (and to be acquired) companies and their facilities in Rome and Milan, Italy, France, Poland, the United Kingdom, New Jersey, Florida and Virginia and elsewhere. There can be no assurance that significant problems in these areas will not re-occur. Any failure to expand these areas and implement and improve such systems, procedures and controls, including improvements relating to inventory control, in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company must successfully manage the transition to higher internal and external volume manufacturing, including the establishment of adequate facilities, the control of overhead expenses and inventories, the development, introduction, marketing and sales of new products, the management and training of its employee base, the integration and coordination of a geographically and ethnically diverse group of employees and the monitoring of its third party manufacturers and suppliers. Although the Company has substantially increased the number of its manufacturing personnel and significantly expanded its internal and external manufacturing capacity, there can be no assurance that the Company will not experience manufacturing or other delays or problems that could materially adversely affect the Company's business, financial condition or results of operations.

  In this regard, any significant sales growth will be dependent in significant part upon the Company's expansion of its marketing, sales, manufacturing and customer support capabilities. This expansion will continue to require significant expenditures to build the necessary infrastructure. There can be no assurance that the Company's attempts to expand its marketing, sales, manufacturing and customer support efforts will be successful or will result in additional sales or profitability in any future period. As a result of the expansion of its operations and the significant increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company will continue to experience significant fluctuations in its revenues, costs, and gross margins, and therefore its results of operations.

LIMITED OPERATING HISTORY

  P-Com was founded in August 1991 and was in the development stage until October 1993 when it began commercial shipments of its first product. From inception to the end of fiscal 1997, the Company generated a cumulative net profit of approximately $18.4 million. From October 1993 through December 31, 1997, the Company generated sales of approximately $454.9 million, of which $220.7 million, or 49% of such amount, was generated in the year ended December 31, 1997. The Company does not believe recent growth rates are indicative of future operating results. Due to the Company's limited operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future. During both 1996 and 1997, both the Company's sales and operating expenses increased more rapidly than the Company had anticipated. There can be no assurance that the Company's revenues will continue to remain at or increase from the levels experienced in 1996 or 1997 or that sales will not decline. The Company intends to continue to invest significant amounts in its operations, particularly to support product development and the marketing and sales of recently introduced products, and operating expenses will continue to increase significantly in absolute dollars. If the Company's sales do not correspondingly increase, the Company's results of operations would be materially adversely affected. Accordingly, there can be no assurance that the Company will achieve profitability in future periods. The Company is subject to all of the risks inherent in the operation of a new business enterprise, and there can be no assurance that the Company will be able to successfully address these risks.

DECLINING AVERAGE SELLING PRICES

  The Company believes that average selling prices and gross margins for its systems and services will decline in the long term as such systems mature, as volume price discounts in existing and future contracts take effect and as competition intensifies, among other factors. To offset declining average selling prices, the Company believes that it must successfully introduce and sell new systems on a timely basis, develop new products that incorporate advanced software and other features that can be sold at higher average selling prices and reduce the costs of its systems through contract manufacturing, design improvements and component cost reduction, among other actions. To the extent that new products are not developed in a timely manner, do not achieve customer acceptance or do not generate higher average selling prices, and the Company is unable to offset declining average selling prices, the Company's gross margins will decline, and such decline will have a material adverse effect on the Company's business, financial condition and results of operations.

TRADE ACCOUNT RECEIVABLES

  The Company is subject to credit risk in the form of trade account receivables. The Company may in certain circumstances be unable to enforce a policy of receiving payment within a limited number of days of issuing bills, especially in the case of customers that are in the early phases of business development. In addition, many of the Company's foreign customers are granted longer terms than those typically existing in the United States. The Company has experienced difficulties in the past in receiving payment in accordance with the Company's policies, particularly from customers awaiting financing to fund their expansion and from customers outside of the United States and the days outstanding of receivables have increased recently. There can be no assurance that such difficulties will not continue in the future, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company typically does not require collateral or other security to support customer receivables. The Company has in the past and may from time to time in the future sell its receivables, as part of an overall customer financing program, with immaterial recourse to the Company. There can be no assurance that the Company will be able to locate parties to purchase such receivables on acceptable terms, or at all. See "--Significant Fluctuations in Results of Operations" and "--International Operations; Risks of Doing Business in Developing Countries."

NO ASSURANCE OF PRODUCT QUALITY, PERFORMANCE AND RELIABILITY

  The Company has limited experience in producing and manufacturing its systems and contracting for such manufacture. The Company's customers require very demanding specifications for quality, performance and reliability. There can be no assurance that problems will not occur in the future with respect to the quality, performance and reliability of the Company's systems or related software tools. If such problems occur, the Company could experience increased costs, delays in or cancellations or reschedulings of orders or shipments, delays in collecting accounts receivable and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations. In addition, in order to maintain its ISO 9001 registration, the Company periodically must undergo a recertification assessment. Failure to maintain such registration could materially adversely affect the Company's business, financial condition and results of operations. The Company completed ISO 9001 registration for its United Kingdom sales and customer support facility, its Geritel facility in Italy in 1996, and its Technosystem facility in Italy in 1997 and other facilities will also be attempting ISO 9001 registration. There can be no assurance that such registration will be achieved.

UNCERTAINTY OF MARKET ACCEPTANCE

  The future operating results of the Company depend to a significant extent upon the continued growth and increased availability and acceptance of microcellular, PCN/PCS and wireless local loop access telecommunications services in the United States and internationally. There can be no assurance that the volume and variety of wireless telecommunications services or the markets for and acceptance of such services will continue to grow, or that such services will create a demand for the Company's systems. Because these markets are relatively new, it is difficult to predict which segments of these markets will develop and at what rate these markets will grow, if at all. If the short-haul millimeter wave or spread spectrum microwave wireless radio market and related services for the Company's systems fails to grow, or grows more slowly than anticipated, the Company's business, financial condition and results of operations would be materially adversely affected. In addition, the Company has invested a significant amount of time and resources in the development of point-to-multipoint radio systems. Should the point-to-multipoint radio market fail to develop, or should the Company's products fail to gain market acceptance, the Company's business, financial condition and results of operations could be materially adversely affected. Certain sectors of the communications market will require the development and deployment of an extensive and expensive communications infrastructure. In particular, the establishment of PCN/PCS networks will require very large capital expenditures. There can be no assurance that communications providers have the ability to or will make the necessary investment in such infrastructure or that the creation of this infrastructure will occur in a timely manner. Moreover, one potential application of the Company's technology, use of the Company's systems in conjunction with the provision by wireless telecommunications service providers of alternative wireless access in competition with the existing wireline local exchange providers, is dependent on the pricing of wireless telecommunications services at rates competitive with those charged by wireline telephone companies. Rates for wireless access are currently substantially higher than those charged by wireline companies, and there can be no assurance that rates for wireless access will generally be competitive with rates charged by wireline companies. If wireless access rates are not competitive, consumer demand for wireless access will be materially adversely affected. If the Company allocates its resources to any market segment that does not grow, it may be unable to reallocate its resources to other market segments in a timely manner, which may curtail or eliminate its ability to enter such market segments.

  Certain of the Company's current and prospective customers are currently delivering products and technologies which utilize competing transmission media such as fiber optic and copper cable, particularly in the local loop access market. To successfully compete with existing products and technologies, the Company must, among many actions, offer systems with superior price/performance characteristics and extensive customer service and support, supply such systems on a timely and cost-effective basis in sufficient volume to satisfy such prospective customers' requirements and otherwise overcome any reluctance on the part of such customers to transition to new technologies. Any delay in the adoption of the Company's systems may result in prospective customers utilizing alternative technologies in their next generation of systems and networks, which would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that prospective customers will design their systems or networks to include the Company's systems, that existing customers will continue to include the Company's systems in their products, systems or networks in the future, or that the Company's technology will to any significant extent replace existing technologies and achieve widespread acceptance in the wireless telecommunications market. Failure to achieve or sustain commercial acceptance of the Company's currently available radio systems or to develop other commercially acceptable radio systems would materially adversely affect the Company's business, financial condition and results of operations. In addition, there can be no assurance that industry technical standards will remain the same or, if emerging standards become established, that the Company will be able to conform to these new standards in a timely and cost-effective manner.

INTENSELY COMPETITIVE INDUSTRY

  The wireless communications market is intensely competitive. The Company's wireless-based radio systems compete with other wireless telecommunications products and alternative telecommunications transmission media, including copper and fiber optic cable. The Company has experienced increasingly intense competition worldwide from a number of leading telecommunications companies that offer a variety of competitive products and services and broader telecommunications product lines, including Adtran, Inc., Alcatel Network Systems, California Microwave, Inc., Digital Microwave Corporation, Ericsson Limited, Harris Corporation--Farinon Division, Innova International Corp., Larus Corporation, Nokia Telecommunications, Philips T.R.T. and Western Multiplex Corporation, many of which have substantially greater installed bases, financial resources and production, marketing, manufacturing, engineering and other capabilities than the Company. The Company faces actual and potential competition not only from these established companies, but also from start-up companies that are developing and marketing new commercial products and services. The Company may also face competition in the future from new market entrants offering competing technologies. In addition, the Company's current and prospective customers and partners, certain of which have access to the Company's technology or under some circumstances are granted the right to use the technology for purposes of manufacturing, have developed, are currently developing or could develop the capability to manufacture products competitive with those that have been or may be developed or manufactured by the Company. The Company's results of operations may depend in part upon the extent to which these customers elect to purchase from outside sources rather than develop and manufacture their own radio systems. There can be no assurance that such customers will rely on or expand their reliance on the Company as an external source of supply for their radio systems. The principal elements of competition in the Company's market and the basis upon which customers may select the Company's systems include price, performance, software functionality, ability to meet delivery requirements and customer service and support. Recently, certain of the Company's competitors have announced the introduction of competitive products, including related software tools and services, and the acquisition of other competitors and competitive technologies. The Company expects its competitors to continue to improve the performance and lower the price of their current products and services and to introduce new products and services or new technologies that provide added functionality and other features. New product and service offerings and enhancements by the Company's competitors could cause a significant decline in sales or loss of market acceptance of the Company's systems, or make the Company's systems, services or technologies obsolete or noncompetitive. The Company has experienced significant price competition, and expects such competition to intensify, which may materially adversely affect its gross margins and its business, financial condition and results of operations. The Company believes that to be competitive, it will continue to be required to expend significant resources on, among other items, new product development and enhancements. In marketing its systems and services, the Company will face competition from vendors employing other technologies and services that may extend the capabilities of their competitive products beyond their current limits, increase their productivity or add other features. There can be no assurance that the Company will be able to compete successfully in the future.

REQUIREMENT FOR RESPONSE TO RAPID TECHNOLOGICAL CHANGE AND REQUIREMENT FOR FREQUENT NEW PRODUCT INTRODUCTIONS

  The communications market is subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence, changes in end-user requirements and evolving industry standards. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully develop, introduce and sell new systems and enhancements and related software tools, including its point-to-multipoint systems currently under development, on a timely and cost-effective basis that respond to changing customer requirements. Recently, the Company has been developing point-to-multipoint radio systems. Any success of the Company in developing new and enhanced systems, including its point-to-multipoint systems currently under development, and related software tools will depend upon a variety of factors, including new product selection, integration of the various elements of its complex technology, timely and efficient completion of system design, timely and efficient implementation of manufacturing and assembly processes and its cost reduction program, development and completion of related software tools, system performance, quality and reliability of its systems and development and introduction of competitive systems by competitors. The Company has experienced and is continuing to experience delays from time to time in completing development and introduction of new systems and related software tools, including products acquired in the acquisitions. Moreover, there can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new systems or enhancements or related software tools. There can be no assurance that errors will not be found in the Company's systems after commencement of commercial shipments, which could result in the loss of or delay in market acceptance, as well as significant expenses associated with re-work of previously delivered equipment. The inability of the Company to introduce in a timely manner new systems or enhancements or related software tools that contribute to sales could have a material adverse effect on the Company's business, financial condition and results of operations.

INTERNATIONAL OPERATIONS; RISKS OF DOING BUSINESS IN DEVELOPING COUNTRIES

  Most of the Company's sales to date have been made to customers located outside of the United States. In addition, to date, the Company has acquired two Italy-based companies and two United Kingdom-based companies and one U.S.- based company with substantial international operations. These companies currently sell their products and services primarily to customers in Europe, the Middle East and Africa. The Company anticipates that international sales will continue to account for a majority of its sales for the foreseeable future. Historically the Company's international sales have been denominated in British pounds sterling or United States currencies. With recent acquisitions of foreign companies, certain of the Company's international sales may be denominated in other foreign currencies. A decrease in the value of foreign currencies relative to the United States dollar could result in losses from transactions denominated in foreign currencies. With respect to the Company's international sales that are United States dollar-denominated, such a decrease could make the Company's systems less price-competitive and could have a material adverse effect upon the Company's business, financial condition and results of operations. The Company has in the past mitigated its currency exposure to the British pound sterling through hedging measures. However, any future hedging measures may be limited in their effectiveness with respect to the British pound sterling and other foreign currencies. Additional risks inherent in the Company's international business activities include changes in regulatory requirements, costs and risks of localizing systems in foreign countries, delays in receiving components and materials, availability of suitable export financing, timing and availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, branches and subsidiaries, difficulties in managing distributors, potentially adverse tax consequences, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and the difficulty in accounts receivable collections. Many of the Company's customer purchase and other agreements are governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

  International telephone companies are in many cases owned or strictly regulated by local regulatory authorities. Access to such markets is often difficult due to the established relationships between a government owned or controlled telephone company and its traditional indigenous suppliers of telecommunications equipment. The successful expansion of the Company's international operations in certain markets will depend on its ability to locate, form and maintain strong relationships with established companies providing communication services and equipment in targeted regions. The failure to establish regional or local relationships or to successfully market or sell its products in international markets could significantly limit the Company's ability to expand its operations and would materially adversely affect the Company's business, financial condition and results of operations. The Company's inability to identify suitable parties for such relationships, or even if such parties are identified, to form and maintain strong relationships with such parties could prevent the Company from generating sales of its products and services in targeted markets or industries. Moreover, even if such relationships are established, there can be no assurance that the Company will be able to increase sales of its products and services through such relationships.

  Some of the Company's potential markets consist of developing countries that may deploy wireless communications networks as an alternative to the construction of a limited wired infrastructure. These countries may decline to construct wireless telecommunications systems or construction of such systems may be delayed for a variety of reasons, in which event any demand for the Company's systems in those countries will be similarly limited or delayed. In doing business in developing markets, the Company may also face economic, political and foreign currency fluctuations that are more volatile than those commonly experienced in the United States and other areas.

EXTENSIVE GOVERNMENT REGULATION

  Radio communications are subject to extensive regulation by the United States and foreign laws and international treaties. The Company's systems must conform to a variety of domestic and international requirements established to, among other things, avoid interference among users of radio frequencies and to permit interconnection of equipment. Each country has a different regulatory process. Historically, in many developed countries, the unavailability of frequency spectrum has inhibited the growth of wireless telecommunications networks. In order for the Company to operate in a jurisdiction, it must obtain regulatory approval for its systems and comply with different regulations in each jurisdiction. Regulatory bodies worldwide are continuing the process of adopting new standards for wireless communications products. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company and its customers, which in turn may have a material adverse effect on the sale of systems by the Company to such customers. The failure to comply with current or future regulations or changes in the interpretation of existing regulations could result in the suspension or cessation of operations. Such regulations or such changes in interpretation could require the Company to modify its products and services and incur substantial costs to comply with such time-consuming regulations and changes. In addition, the Company is also affected to the extent that domestic and international authorities regulate the allocation and auction of the radio frequency spectrum. Equipment to support new services can be marketed only if permitted by suitable frequency allocations, auctions and regulations, and the process of establishing new regulations is complex and lengthy. To the extent PCS operators and others are delayed in deploying these systems, the Company could experience delays in orders. Failure by the regulatory authorities to allocate suitable frequency spectrum could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, delays in the radio frequency spectrum auction process in the United States could delay the Company's ability to develop and market equipment to support new services. These delays could have a material adverse effect on the Company's business, financial condition and results of operations.

  The regulatory environment in which the Company operates is subject to significant change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact the Company's operations by restricting development efforts by the Company and its customers, making current systems obsolete or increasing the opportunity for additional competition. Any such regulatory changes, including changes in the allocation of available spectrum, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company might deem it necessary or advisable to modify its systems and services to operate in compliance with such regulations. Such modifications could be extremely expensive and time-consuming.

FUTURE CAPITAL REQUIREMENTS

  The Company's future capital requirements will depend upon many factors, including the development of new products and related software tools, potential acquisitions, requirements to maintain adequate manufacturing facilities and contract manufacturing agreements, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts, and the status of competitive products. There can be no assurance that additional financing will be available to the Company on acceptable terms, or at all. As a result of recent securities offerings by the Company, including the issuance of the Notes in the initial private placement in November 1997, the Company may be limited in its ability to raise additional debt financing. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its research and development, acquisition or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its technologies or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY REGARDING PROTECTION OF PROPRIETARY RIGHTS

  The Company relies on a combination of patents, trademarks, trade secrets, copyrights, and a variety of other measures to protect its intellectual property rights. The Company generally enters into confidentiality and nondisclosure agreements with its service providers, customers and others, and attempts to limit access to and distribution of its proprietary rights. The Company also enters into software license agreements with its customers and others. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products or software, duplicate the Company's products or software or design around the patents owned by the Company or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

  Litigation may be necessary to enforce the Company's patents, copyrights and other intellectual property rights, to protect the Company's trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future or that such assertions will not materially adversely affect the Company's business, financial condition and results of operations. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation.

DEPENDENCE ON KEY PERSONNEL

  The Company's future operating results depend in significant part upon the continued contributions of its key technical and senior management personnel, many of whom would be difficult to replace. The Company's future operating results also depend in significant part upon its ability to attract and retain qualified management, manufacturing, quality assurance, engineering, marketing, sales and support personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for the Company to hire such personnel over time. The loss of any key employee, the failure of any key employee to perform in his or her current position, the Company's inability to attract and retain skilled employees as needed or the inability of the officers and key employees of the Company to expand, train and manage the Company's employee base could materially adversely affect the Company's business, financial condition and results of operations.

  The Company has experienced and may continue to experience employee turnover due to several factors, including an expanding economy within the geographic area in which the Company maintains its principal business offices, making it more difficult for the Company to retain its employees. Due to this and other factors, the Company has experienced and may continue to experience high levels of employee turnover, which could adversely impact the Company's business, financial condition and results of operations. The Company is presently addressing these issues and will pursue solutions designed to retain its employees and to provide performance incentives.

YEAR 2000 COMPLIANCE

  Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. The Company has commenced, for all of its information systems and software contained in the products it sells, a year 2000 date conversion project to address necessary code changes, testing and implementation. Significant uncertainty exists concerning the potential effects associated with such compliance. The Company expects such modifications will be made on a timely basis and does not believe that the cost of such modifications will have a material effect on the Company's operating results. There can be no assurance, however, that the Company and/or its vendors will be able to modify timely and successfully such products, services and systems to comply with year 2000 requirements, which could have a material adverse effect on the Company's business, financial condition and results of operations.

SUBSTANTIAL LEVERAGE

  In connection with the initial private placement of the Notes in November 1997, the Company incurred $100 million of indebtedness. As a result, the Company's total indebtedness and stockholders' equity, as of December 31, 1997, was approximately $101.7 million and approximately $148.3 million, respectively. The Company's ability to make scheduled payments of the principal of, or interest on, its indebtedness will depend on its future performance, which is subject to economic, financial, competitive and other factors beyond its control.

SUBORDINATION OF NOTES

  The Notes are unsecured and subordinated in right of payment to all Senior Indebtedness (as defined herein) of the Company. As of December 31, 1997, the Company had approximately $0.6 million of Senior Indebtedness outstanding. In addition, because a portion of the Company's operations is conducted through its subsidiaries, claims of holders of indebtedness of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including holders of the Notes. As of December 31, 1997, the aggregate indebtedness and other liabilities outstanding (other than liabilities of a type not required to be reflected in the balance sheet in accordance with generally accepted accounting principles and intercompany indebtedness) of such subsidiaries was approximately $2.0 million. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness or pari passu indebtedness, that the Company or any of its subsidiaries can create, incur, assume or guarantee. During the continuance of any default

(beyond any applicable grace period) in the payment of principal, premium, interest on Senior Indebtedness or certain non-payment defaults on Designated Senior Indebtedness (as defined herein), no payment of principal or interest on the Notes may be made by the Company. In addition, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal and interest on the Notes will be subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness. By reason of this subordination, in the event of the Company's dissolution, holders of Senior Indebtedness may receive more, ratably, and Holders of the Notes may receive less, ratably, than the other creditors of the Company.

ABSENCE OF FINANCIAL COVENANTS

  The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including Senior Indebtedness, by the Company or the issuance or repurchase of securities by the Company. The Indenture contains no covenants or other provisions to afford protection to Holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "Description of Notes--Repurchase of Notes at the Option of Holders upon a Change of Control."

REPURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

  If a Change of Control (as defined herein) were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing to pay the repurchase price in cash for all Notes tendered by Holders thereof. The Company's ability to repurchase Notes may also be limited or prohibited by the terms of its then existing borrowing arrangements and by law. Moreover, any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain restrictions on or prohibitions of the repurchase of the Notes by the Company. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of the lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing the Notes. In such case, the Company's failure to repurchase the Notes would constitute an Event of Default (as defined herein) under the Indenture whether or not payment of the repurchase price is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change of Control in and of itself may constitute an event of default under Senior Indebtedness of the Company. As a result, in either case, payment of the repurchase price of the Notes with cash would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "Description of Notes--Subordination" and "--Subordination of Notes."

  No Notes may be repurchased at the option of Holders upon a Change of Control if there has occurred and is continuing an Event of Default described under "Description of Notes--Events of Default and Remedies" (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date).

LIMITATIONS ON DIVIDENDS

  Since its incorporation in 1991, the Company has not declared or paid cash dividends on its Common Stock, and the Company anticipates that any future earnings will be retained for investment in its business. Any payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, extent of indebtedness and contractual restrictions with respect to the payment of dividends.

VOLATILITY OF NOTES AND STOCK PRICE

  The Company believes that factors such as announcements of developments related to the Company's business, developments in the Asia/Pacific region, announcements of technological innovations or new products or enhancements by the Company or its competitors, sales by competitors, including sales to the Company's customers, sales of the Company's Common Stock into the public market, including by members of management, developments in the Company's relationships with its customers, partners, lenders, distributors and suppliers, shortfalls or changes in revenues, gross margins, earnings or losses or other financial results that differ from analysts' expectations (as recently experienced upon announcement of third quarter results), regulatory developments, fluctuations in results of operations and general conditions in the Company's market or the markets served by the Company's customers or the economy, could cause the price of the Company's Notes or Common Stock to fluctuate, perhaps substantially. In addition, future trading prices of the Notes will depend on other factors, such as prevailing interest rates, perceptions of the Company's creditworthiness and the market for similar securities, and the market price of the Notes may trade at a discount from their principal amount based on such factors. In recent years the stock market in general, and the market for shares of small capitalization and technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. Many companies in the telecommunications industry, including the Company, have recently experienced historic highs in the market price of their Common Stock. There can be no assurance that the market price of the Company's Common Stock will not decline substantially from its historic highs, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance. Such fluctuations could materially adversely affect the market price of the Company's Notes and Common Stock.

GLOBAL MARKET RISKS

  Countries in the Asia/Pacific region have recently experienced weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect demand for the Company's products, the availability and supply of product components to the Company and, ultimately, the Company's consolidated results of operations.

ABSENCE OF PUBLIC MARKET

  Upon their original issuance, the Notes became eligible for trading on the PORTAL Market. The Notes sold pursuant to this Prospectus, however, will no longer be eligible for trading on the PORTAL Market. There can be no assurance that an active trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their Notes or at what price holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will depend upon many factors including, among other things, prevailing interest rates, the Company's operating results, the price of the Common Stock and the market for similar securities. The Company does not intend to apply for listing of the Notes on any securities exchange or quotation system.

CONTROL BY EXISTING STOCKHOLDERS; EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

  Members of the Board of Directors and the executive officers of the Company, together with members of their families and entities that may be deemed affiliates of or related to such persons or entities, beneficially own approximately 5% of the outstanding shares of Common Stock of the Company. Accordingly, these stockholders are able to influence the election of the members of the Company's Board of Directors and influence the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. This level of ownership, together with the Company's Stockholder Rights Agreement, certificate of incorporation, equity incentive plans, bylaws and Delaware law, may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Although the Company has no present plans to issue shares of preferred stock, the Board of Directors has authorized Series A Junior Participating Preferred Stock that may be issued pursuant to the Stockholder

Rights Agreement upon the occurrence of certain triggering events. In general, the Stockholder Rights Agreement provides a mechanism by which the Board of Directors and stockholders may act to substantially dilute the share position of any takeover bidder that acquires 15% or more of the Common Stock. See "Description of Capital Stock."

POSSIBLE ADVERSE EFFECT ON MARKET PRICE FOR COMMON STOCK OF SHARES ELIGIBLE FOR FUTURE SALE AFTER THE OFFERING

  Sales of the Company's Common Stock into the market could materially adversely affect the market price of the Company's Common Stock. Shares of Common Stock sold in the initial public offering in March 1995 and follow-on offerings in August 1995 and May 1996, 2,134,590 shares registered on a shelf registration statement on Form S-3 effective in July 1997 covering shares of Common Stock issued in the acquisitions of Columbia Spectrum Management L.P. and CRC, 140,000 shares issued in connection with the acquisition of Atlantic Communication Sciences, Inc., 1,014,366 shares registered on a shelf registration statement on Form S-3 effective in February 1998 covering shares of Common Stock issued in the acquisitions of R T Masts and Telematics and option shares registered on the Company's registration statements covering employee compensation plans are also, or will be in the near future, eligible for immediate and unrestricted sale in the public market at any time. Substantially all of the other shares of the Company's Common Stock are not restricted and are freely tradeable in the public market.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the Notes or the Shares by the Selling Securityholders. See "Selling Securityholders" for a list of those persons and entities receiving proceeds from sales of Notes or Shares.

                                DIVIDEND POLICY

  To date, the Company has not paid any cash dividends on shares of its Common Stock. The Company currently anticipates that it will retain any available funds for use in the operation of its business, and does not anticipate paying any cash dividends in the foreseeable future.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The Company's ratio (deficiency) of earnings to fixed charges for each of the periods indicated is as follows:

                              YEAR ENDED DECEMBER 31,
          --------------------------------------------------------------------------------------------------
          1993            1994                     1995                      1996                      1997
          ----            ----                     ----                      ----                      ----
          --               --                      5.93x                     9.63x                     9.17x

--------

(1) For purposes of calculating the ratio (deficiency) of earnings to fixed charges, (i) "earnings" consist of income (loss) before income taxes plus fixed charges, and (ii) "fixed charges" consist of interest expense incurred, including with respect to capital leases, amortization of interest costs and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor. Earnings did not cover fixed charges by $5.15 million in 1993 and $5.97 million in 1994.

                             DESCRIPTION OF NOTES

  The Notes were issued pursuant to an indenture (the "Indenture"), dated as of November 1, 1997, between the Company and State Street Bank and Trust Company of California, N.A., as trustee (the "Trustee"). The following summary of the Notes, the Indenture and the Registration Rights Agreement (as defined below) does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein. The Indenture, the Registration Rights Agreement and a form of the Notes have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." Capitalized terms used herein without definition have the meanings ascribed to them in the Indenture. As used in this Description of Notes, the "Company" refers only to P-Com, Inc. and does not, unless the context otherwise indicates, include any of its subsidiaries.

GENERAL

  The Notes are unsecured obligations of the Company, limited in aggregate principal amount to $100 million and will mature on November 1, 2002. The Notes will bear interest at 4 1/4% from the date of initial issuance, or from the most recent date to which interest has been paid or provided for, payable in arrears on May 1 and November 1 of each year commencing on May 1, 1998, to Holders of record of the Notes on the immediately preceding April 15 and October 15. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

  Principal, premium, if any, interest and Liquidated Damages, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the city of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose.

  The Notes are issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

  The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Indebtedness or issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to Holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "--Repurchase of Notes at the Option of Holders Upon a Change of Control."

CONVERSION RIGHTS

  Each Holder of Notes has the right, on or prior to maturity, unless previously redeemed or repurchased, at the Holder's option, to convert any portion of the principal amount hereof that is an integral multiple of $1,000 into shares of Common Stock at any time at the conversion price of $27.46 per share (subject to adjustment as described below.) The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the Business Day immediately prior to the Redemption Date or Repurchase Date for such Note, unless the Company subsequently fails to pay the applicable Redemption Price or Repurchase Price, as the case may be.

  If any Note is converted between the Record Date for the payment of interest and the next succeeding Interest Payment Date, such Note must be accompanied by funds equal to the interest payable on such succeeding

Interest Payment Date on the principal amount so converted (unless such Note shall have been called for redemption, in which case no such payment shall be required), and the interest on the principal amount of the Note being converted will be paid on such next succeeding Interest Payment Date to the registered Holder of such Note on the immediately preceding Record Date, except as provided in the Indenture. A Note converted on an Interest Payment Date need not be accompanied by any payment, and the interest on the principal amount of the Note being converted will be paid on such Interest Payment Date to the registered Holder of such Note on the immediately preceding Record Date. Subject to the aforesaid right of the registered Holder to receive interest, no payment or adjustment will be made on conversion for interest accrued on the converted Note or for dividends on the Common Stock issued on conversion. Fractional shares of Common Stock shall not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the market price of the Common Stock on the first business day prior to the day of conversion, as provided in the Indenture.

  The Conversion Price is subject to adjustment upon the occurrence of certain events, including (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision, combination or reclassification of the outstanding Common Stock; (iii) the issuance to all or substantially all holders of Common Stock of rights, warrants or options to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share, as defined in the Indenture; (iv) the distribution of shares of Capital Stock of the Company (other than Common Stock), evidences of indebtedness or other assets (excluding dividends payable exclusively in cash) to all or substantially all holders of Common Stock; (v) the distribution to all or substantially all of the holders of Common Stock of rights or warrants to subscribe for Capital Stock (other than Common Stock) at a price per share less than the then current market price per share of such Capital Stock; (vi) the issuance of Common Stock for a price per share less than the current market price per share (determined as set forth below) on the date the Company fixes the offering price of such additional shares (other than issuances of Common Stock under certain employee benefit plans of the Company and certain other issuances described in the Indenture); (vii) the distribution, by dividend or otherwise, of cash (excluding any cash portion of a distribution resulting in an adjustment pursuant to clause (iv) above) to all holders of Common Stock in an aggregate amount that, combined together with (A) all other distributions of cash that did not trigger a Conversion Price adjustment to all holders of Common Stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution plus (B) any cash and the fair market value of consideration that did not trigger a Conversion Price adjustment payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock (as described in clause (viii) below) consummated within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution, exceeds 15% of the product of the current market price per share (determined as set forth below) on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; and (viii) the completion of a tender offer made by the Company or any of its subsidiaries for Common Stock involving an aggregate consideration that, together with (A) any cash and the fair market value of any consideration that did not trigger a Conversion Price adjustment paid or payable in respect of any previous tender offer by the Company or a subsidiary for Common Stock consummated with the 12 months preceding the consummation of such tender offer plus (B) the aggregate amount of any distribution of cash that did not trigger a Conversion Price adjustment (as described in clause
(vii) above) to all holders of Common Stock within the 12 months preceding the consummation of such tender offer, exceeds 15% of the product of the current market price per share (determined as set forth below) immediately prior to the expiration of such offer times the number of shares of Common Stock outstanding at the expiration of such offer. In the event of a distribution to all or substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's Capital Stock (other than those referred to in clause (iii) above), the Company may, instead of making an adjustment in the Conversion Price, make proper provisions so that each holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.

  Under the terms of the Company's Stockholder Rights Agreement, upon conversion of the Notes into Common Stock, to the extent the Stockholder Rights Agreement is still in effect upon such conversion, the holders of such Notes will receive, in addition to the Common Stock, the rights described therein (whether or not the rights have separated from the Common Stock at the time of conversion), subject to certain limited exceptions. See "Description of Capital Stock--Stockholder Rights Agreement."

  In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the Conversion Price, the Holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

  The Company from time to time may, to the extent permitted by law, reduce the Conversion Price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

  In the Indenture, the "current market price" per share of Common Stock on any date shall be deemed to be the average of the Daily Market Prices for the shorter of (i) 30 consecutive Business Days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination or (ii) the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

  In case of any consolidation or merger of the Company with or into any other corporation, or in the case of any consolidation or merger of another corporation into the Company in which the Company is the surviving corporation, involving in either case a reclassification, conversion, exchange or cancellation of shares of Common Stock, or any sale or transfer of all or substantially all of the assets of the Company, the Holder of each Note shall, after such consolidation, merger, sale or transfer, have the right to convert such Note into the kind and amount of securities or other property, which may include cash, which such Holder would have been entitled to receive upon such consolidation, merger, sale or transfer if such Holder had held the Common Stock issuable upon the conversion of such Note immediately prior to the effective date of such consolidation, merger, sale or transfer.

OPTIONAL REDEMPTION BY THE COMPANY

  The Notes are not redeemable by the Company prior to November 5, 2000. On or after November 5, 2000, the Notes are redeemable upon 30 days' notice at the option of the Company, in whole, or from time to time, in part, at the redemption prices set forth below (expressed as percentages of the principal amount), in each case together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Notes are not entitled to any sinking fund.

  If redeemed during the 12-month period beginning November 1 (November 5, 2000 through October 31, 2001 in the case of the first such period):

                                            REDEMPTION
             YEAR                             PRICE
             ----                           ----------
             2000..........................   101.70%
             2001..........................   100.85

and 100% on November 1, 2002; provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the Holders of record on the relevant record date of the Notes being redeemed. Notwithstanding the foregoing, the Company may not redeem any Notes unless all accrued and unpaid interest has been paid on all outstanding Notes for all interest periods terminating on or prior to the last interest payment date before the date of redemption.

  If less than all of the outstanding Notes are to be redeemed, the Trustee shall select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot, pro rata or by a method the Trustee considers fair and appropriate (as long as such method is not prohibited by the rules of any United States national securities exchange or of an established automated over-the-counter trading market in the United States on which the Notes are then listed). If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a Holder's Notes is selected for partial redemption and such Holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

REPURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

  The Indenture provides that in the event that a Change of Control (as defined below) has occurred, each Holder will have the right, at such Holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Repurchase Offer"), to require the Company to repurchase all or any part of such Holder's Notes (provided that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on the date (the "Repurchase Date") that is no later than 90 days after the occurrence of such Change of Control at a cash price equal to 100% of the principal amount thereof, together with accrued and unpaid interest and Liquidated Damages, if any, to the Repurchase Date (the "Repurchase Price"). The Repurchase Offer shall be made within 30 days following a Change of Control and shall remain open for a period specified by the Company but not less than 20 Business Days following its commencement (the "Repurchase Offer Period"). Upon expiration of the Repurchase Offer Period, the Company shall purchase all Notes tendered in response to the Repurchase Offer in the manner described below. If required by applicable law, the Repurchase Date and the Repurchase Offer Period may be extended to the extent required; however, if so extended, it shall nevertheless constitute an Event of Default if the Repurchase Date does not occur within 90 days of the Change of Control.

  The Indenture provides that a "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) is or becomes the "beneficial owner," directly or indirectly, of shares representing more than 50% of the combined total voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other person or conveys, transfers or leases, whether directly or indirectly, all or substantially all of its assets to any person, or any other person merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, (iii) at any time the Continuing Directors (as defined below) do not constitute the majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company), or (iv) the Common Stock of the Company (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange or approved for trading on an established automatic over-the-counter trading market in the United States during ten consecutive Trading Days; provided that a Change of Control shall not be deemed to have occurred if either (x) the Daily Market Price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change of Control is at least equal to 105% of the Conversion Price in effect on such day or (y) in the case of a merger or consolidation otherwise constituting a Change of Control, all of the consideration (excluding cash payments for fractional shares) in such merger or consolidation constituting the Change of Control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change of Control) and as a result of such transaction or transactions such Notes become convertible solely into such common stock. "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of the Board of Directors on November 5, 1997 or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

  On or before the Repurchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Repurchase Offer,
(ii) deposit with the Paying Agent cash sufficient to pay the Repurchase Price of all Notes so tendered and (iii) deliver to the Trustee all Notes or portions thereof so accepted, together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Repurchase Price (together with accrued and unpaid interest and Liquidated Damages, if any, to, but excluding, the Repurchase Date), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unpurchased portion of the Notes surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

  The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred. In addition, no assurances can be given that the Company will be able to acquire the Notes tendered upon the occurrence of a Change of Control.

  For purposes of the definition of Change of Control, (i) the terms "person" and "group" shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Issuance Date, whether or not applicable; and (ii) the term "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issuance Date, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

  The repurchase option upon a Change of Control may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change of Control repurchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control repurchase feature resulted from negotiations among the Company and the initial purchasers in the initial private placement of the Notes. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible the Company could decide to do so in the future. Subject to the limitations on mergers, consolidations and sale of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness (including Senior Indebtedness) outstanding at such time or otherwise affect the company's capital structure or credit ratings. The payment of the repurchase price in the event of a Change of Control is subordinated to the prior payment of Senior Indebtedness as described under "--Subordination."

  To the extent applicable and if required by law, the Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other securities laws, rules and regulations that may then be applicable to any offer by the Company to purchase the Notes at the option of Holders upon a Change in Control.

  If a Change of Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing to pay the repurchase price for all Notes tendered by holders thereof. The Company's ability to repurchase the Notes may also be limited or prohibited by the terms of its then-existing borrowing arrangements and applicable law. Moreover, any future credit agreements or other agreements relating to other indebtedness (including Senior Indebtedness) to which the Company becomes a party may contain restrictions on or prohibitions of the repurchase of the Notes by the Company. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing the Notes. In such case, the Company's failure to repurchase the Notes would constitute an Event of Default under the Indenture whether or not payment of the repurchase price is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change of Control in and of itself may constitute an event of default under Senior Indebtedness of the Company. As a result, in either case, payment of the repurchase price of the Notes with cash would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "-- Subordination."

SUBORDINATION

  The payment of principal, premium, if any, interest and Liquidated Damages, if any, on the Notes is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred. Upon any distribution to the creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of the Senior Indebtedness will be entitled to receive payment in full of all obligations in respect of such Senior Indebtedness before the Holders will be entitled to receive any payment with respect to the Notes.

  In the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full of all obligations in respect of such Senior Indebtedness before the Holders are entitled to receive any payment or distribution in respect of the Notes. The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

  The Company also may not make any payment upon or in respect of the Notes if
(i) a default in the payment of the principal of, premium, if any, interest, rent or other Obligations (as defined in "--Certain Definitions") in respect of Senior Indebtedness (as defined in "--Certain Definitions") occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced unless and until (i) 365 days shall have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis of a subsequent Payment Blockage Notice.

  By reason of the subordination provisions described above, in the event of the Company's liquidation or insolvency, holders of Senior Indebtedness may receive more, ratably, and Holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrences of any Event of Default under the Indenture.

  The Notes are obligations exclusively of the Company. Since certain operations of the Company are conducted through its Subsidiaries (as defined in "--Certain Definitions"), the cash flow and the consequent ability to service debt, including the Notes, of the Company, may be dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its Subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those Subsidiaries and are subject to various business considerations.

  Any right of the Company to receive assets of any of its Subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) is effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

  As of December 31, 1997, the Company had approximately $0.6 million of indebtedness outstanding that would have constituted Senior Indebtedness, and the Company's Subsidiaries had approximately $2.0 million of indebtedness and other liabilities outstanding (other than liabilities of a type not required to be reflected in a balance sheet in accordance with generally accepted accounting principles and intercompany indebtedness) to which the Notes were effectively subordinated. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company is permitted to create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness and other liabilities which any Subsidiary is permitted to create, incur, assume or guarantee.

  In the event that, notwithstanding the foregoing, the Trustee or any Holder receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness, and will be immediately paid over or delivered to the holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

EVENTS OF DEFAULT AND REMEDIES

  The Indenture provides that each of the following constitutes an "Event of Default": (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the caption "-- Repurchase of Notes at the Option of Holders Upon a Change of Control;" (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any indebtedness for money borrowed by the Company or any of its Significant Subsidiaries (as defined in "--Certain Definitions") (or the payment of which is guaranteed by the Company or any of its Significant Subsidiaries) whether such indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, is an amount which, in the aggregate, is equal to or greater than $15 million and continuance of such default for 30 days after notice given in accordance with the Indenture; (vi) failure by the Company or any of its Significant Subsidiaries to pay final judgments in an amount which, in the aggregate, exceeds $15 million and which judgments are not paid, discharged, bonded or stayed within 60 days after their entry; and
(vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

  If any Event of Default (other than pursuant to (vii) above with respect to the Company) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default (as defined in "--Certain Definitions") or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

  The Holders of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Trustee, may on behalf of all Holders waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

  The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default to deliver to the Trustee a statement specifying such Default or Event of Default.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

  The Indenture provides that the Company may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation, Person or entity formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; and
(iii) immediately after such transaction no Default or Event of Default exists.

REPORTS

  The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders and the Trustee upon their request (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, an audit report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing).

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No director, officer, employee or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

TRANSFER AND EXCHANGE

  A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered Holder of a Note will be treated as the owner of the Note for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

  Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, premium, if any, interest or Liquidated Damages, if any, on the Notes, (vii) waive a redemption payment or repurchase payment with respect to any Note, (viii) modify the conversion or subordination provisions of the Indenture in a manner adverse to the Holders of the Notes or (ix) make any change in the foregoing amendment and waiver provisions.

  Notwithstanding the foregoing, without the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

  State Street Bank and Trust Company of California, N.A., is the Trustee under the Indenture. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days or apply to the Commission for permission to continue or resign.

  The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

  Notes sold pursuant to this Prospectus are generally represented by one or more global Notes ("Global Notes") deposited with, by or on behalf of, the Depositary Trust Company ("DTC") and registered in the name of DTC's nominee, Cede & Co. (the "Global Note Holder"). DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or "DTC's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. DTC's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations, including depositaries for Cedel Bank and Euroclear ("Member Organizations"), acting as DTC Participants on behalf of their respective participants outside of the United States. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or "DTC's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through DTC's Participants or DTC's Indirect Participants.

  Pursuant to procedures established by DTC, ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the Depositary's Participants), DTC's Participants and DTC's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent.

  So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by the Global Notes will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes.

  Payments in respect of the principal of, premium, if any, interest and Liquidated Damages, if any, on any Notes registered in the name of the Global Note Holder on the applicable Record Date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, interest and Liquidated Damages, if any). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Participants and Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of Participants or Indirect Participants.

  Purchasers of the Notes outside of the United States are advised that because of time-zone differences, the securities accounts of Euroclear or Cedel Bank participants purchasing an interest in a Global Note from a DTC

Participant that is not a Member Organization will be credited during the securities settlement processing day (which must be a business day for Euroclear or Cedel Bank, as the case may be) immediately following the DTC settlement date. Transactions in interests in a Global Note settled during any securities settlement processing day will be reported to the relevant Member Organization on the same day. Cash received in Euroclear or Cedel Bank as a result of sales of interests in a Global Note by or through a Member Organization to a DTC Participant that is not a Member Organization will be received with value on the Depositary settlement date, but will not be available in the relevant Euroclear or Cedel Bank cash account until the business day following settlement at the Depositary.

  Purchasers of the Notes are also advised if (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Global Notes in the form of Certificated Notes under the Indenture, then, upon surrender by the Global Note Holder of its Global Notes, Notes in such form will be issued to each person that the Global Note Holder and DTC identify as being the beneficial owner of the related Notes.

  Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

PAYMENT

  The Indenture requires that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address.

REGISTRATION RIGHTS

  Pursuant to a registration rights agreement (the "Registration Rights Agreement"), the Company agreed for the benefit of the Holders, to file, at the Company's sole cost, the shelf registration statement (the "Shelf Registration Statement") of which this Prospectus is a part with the Commission with respect to resales of the Notes and the Common Stock issuable upon conversion thereof. This Prospectus and the Registration Statement of which it is a part have been filed by the Company pursuant to its obligations under the Registration Rights Agreement. The Company has further agreed that
(i) it will use its best efforts to cause such Shelf Registration Statement to be declared effective by the Commission no later than May 8, 1998 and (ii) it will use its best efforts to keep such Shelf Registration Statement continuously effective under the Securities Act until, subject to certain exceptions specified in the Registration Rights Agreement, November 10, 1999. The Company will be permitted to suspend use of this Prospectus during certain periods of time and in certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. If (a) such Shelf Registration Statement is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date") or (b) the Shelf Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities (as defined in the Registration Rights Agreement) for a period of time that shall exceed 90 days in the aggregate in any period of 365 consecutive days (each such event referred to in clauses (a) and (b) above a "Registration Default"), then the Company will pay Liquidated Damages to each Holder of Notes, during the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Notes and, if applicable, on an equivalent basis per share (subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like) of Common Stock constituting Transfer Restricted Securities held by such Holder. The rate of accrual of the Liquidated Damages will increase by an additional $0.05 per week per $1,000 principal amount of Notes and, if applicable, by an equivalent amount per week per share (subject to adjustments as set forth above) of Common Stock constituting Transfer Restricted Securities for each subsequent 90-day period the applicable Shelf Registration Statement is declared effective and becomes available for effecting sales of securities, or the Shelf Registration Statement again becomes effective and becomes available for effecting sales of securities, as the case may be, up to a maximum amount of Liquidated Damages of $0.25 per week per $1,000 principal amount of Notes or if applicable, an equivalent amount per week per share (subject to adjustment set forth above) of Common Stock constituting Transfer Restricted Securities. All accrued Liquidated Damages will be paid by the Company on each Interest Payment Date in cash. Such payment will be made to the Holder of the Global Notes by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes, if any, by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

  The Company is required to provide to each registered holder of the Notes, or the Common Stock issuable upon conversion of the Notes, copies of each draft of this Prospectus filed with the Commission, notify each such holder when such Shelf Registration Statement for the Notes or the Common Stock issuable upon conversion of the Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Notes or the Common Stock issuable upon conversion of the Notes. A holder of Notes, or the Common Stock issuable upon conversion of the Notes, that sells such securities pursuant to the Shelf Registration Statement of which this Prospectus is a part generally will be required to deliver this Prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification and contribution rights and obligations). Holders of Notes (including holders who acquire Notes in the open market pursuant to this Shelf Registration Statement) will be required to deliver information to be used in connection with maintaining the effectiveness of the Shelf Registration Statement of which this Prospectus is a part in order to benefit from certain of the provisions regarding Liquidated Damages set forth above.

GOVERNING LAW

  The Indenture and, except as may otherwise be required by law, the Notes are governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflicts of laws principles.

ABSENCE OF PUBLIC MARKET

  Upon their original issuance, the Notes became eligible for trading on the Portal Market. The Notes sold pursuant to this Prospectus, however, will no longer be eligible for trading on the Portal Market. There can be no assurance that an active trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their Notes or at what price holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will depend upon many factors including, among other things, prevailing interest rates, the Company's operating results, the price of the Common Stock and the market for similar securities. The Company does not intend to apply for listing of the Notes on any securities exchange or quotation system.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture and the Registration Rights Agreement. Reference is made to the Indenture and the Registration Rights Agreement for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition,

"control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

  "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

  "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

  "Designated Senior Indebtedness" means any particular Senior Indebtedness having an outstanding principal amount or commitment in excess of $15 million with respect to which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness.)

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

  "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i)(a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of the Company which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP, (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing), (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets or (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person, contingent or otherwise (and, without duplication, the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

  "Issuance Date" means November 10, 1997, the date on which the Notes are originally issued and authenticated under the Indenture.

  "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "person" or "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Senior Indebtedness" means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in respect of any other secured Indebtedness of the Company (including, without limitation, any Obligations in respect of such secured Indebtedness and any interest accruing after the filing of a petition by or against the Company under any Bankruptcy Law, whether or not allowed as a claim after such filing in any proceeding under such Bankruptcy Law), whether outstanding on the date the Indenture became effective or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to the foregoing); provided, however, that Senior Indebtedness does not include
(u) unsecured Indebtedness of the Company, (v) Indebtedness evidenced by the Notes, (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) Indebtedness of the Company to any Subsidiary of the Company, (y) trade payables of the Company, and (z) any particular Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the Notes.

  "Significant Subsidiary" means any subsidiary of the Company that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act and the Exchange Act, as such Regulation is in effect on the date of the Indenture.

  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 95,000,000 shares of common stock, $0.0001 par value (the "Common Stock"), and 2,000,000 shares of preferred stock, $0.0001 par value (the "Preferred Stock"), including 750,000 shares of which have been designated Series A junior participating preferred stock (the "Series A Preferred Stock") pursuant to the Stockholder Rights Agreement (see discussion below).

COMMON STOCK

  As of April 13, 1998, there were 43,098,582 shares of Common Stock outstanding which were held of record by approximately 314 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

  The Company's Amended and Restated Certificate of Incorporation authorizes 2,000,000 shares of Preferred Stock, of which 750,000 shares have been designated Series A Preferred Stock. The Board of Directors has the authority to issue the remaining shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock, other than Series A Preferred Stock. The Series A Preferred Stock is not redeemable. Each share of Series A Preferred Stock will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock (a "Common Share"). In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred Stock, the value of the one one-hundredth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one Common Share. See "--Stockholder Rights Agreement."

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding, under Delaware law, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer are excluded from the calculation); or
(iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  Section 203 defines a business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

  Certain provisions of the Company's Stockholder Rights Plan, Amended and Restated Certificate of Incorporation, equity incentive plans, Bylaws and Delaware law may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. In particular, the existence of the Company's classified Board of Directors and the ability of the Board of Directors to issue blank check Preferred Stock without further stockholder approval may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock.

STOCKHOLDER RIGHTS AGREEMENT

  On September 26, 1997, the Board of Directors of the Company approved a Stockholder Rights Agreement which was executed by the Company and BankBoston, N.A., the Rights agent, on November 1, 1997. Pursuant to the Stockholder Rights Agreement, rights (the "Rights") were distributed as a dividend at the rate of one preferred share purchase right on each outstanding share of its Common Stock held by stockholders of record as of the close of business on November 3, 1997 and will be distributed at the same rate for each share of Common Stock issued thereafter. Each Right will entitle stockholders to buy one-hundredth of one share of Series A Preferred Stock at an exercise price of $125.00 upon certain events. The Rights will expire on November 1, 2007.

  The Rights will be exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock. If, after the Rights become exercisable, the Company is acquired in a merger or other business combination transaction, or sells 50% or more of its assets or earning power, each unexercised Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price. In addition, if a person or group acquires 15% or more of the Company's outstanding Common Stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of shares of the Company's Common Stock (or cash, other securities or property, at the discretion of the Board of Directors) having a market value of twice the Right's exercise price. At any time within ten days after the public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock, the Board, in its sole discretion, may redeem the Rights for $0.0001 per Right.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Boston EquiServe LLP, 289 San Antonio Road, Suite 100, Los Altos, California 94022. Its telephone number is (650) 947-3226.

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS OF THE COMPANY

  Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VII of the Company's Bylaws provides for mandatory indemnification of its directors and permissible indemnification of its officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Company has entered into Indemnification Agreements with its officers and directors which are intended to provide the Company's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law.

                            SELLING SECURITYHOLDERS

  The Notes were originally issued by the Company and resold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by such initial purchasers to be "qualified institutional buyers" (as defined by Rule 144A under the Securities Act and referred to as "Qualified Institutional Buyers"), "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act and referred to as "Institutional Accredited Investors") who are not Qualified Institutional Buyers or in transactions complying with the provisions of Regulation S under the Securities Act. The Selling Securityholders (which term includes their transferees, pledges, donees or successors) may from time to time offer and sell pursuant to this Prospectus any and all of the Notes and Shares.

  Set forth below are the names of each Selling Securityholder, the principal amount of Notes that may be offered by such Selling Securityholder pursuant to this Prospectus and the number of Shares into which such Notes are convertible. Unless set forth herein, none of the Selling Securityholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years.

  The following table sets forth certain information based on a list of DTC Participants provided as of January 21, 1998 and certain information thereafter forwarded by beneficial holders of the Notes. Any or all of the Notes or Shares listed below may be offered for sale pursuant to this Prospectus by the Selling Securityholders from time to time. Accordingly, no estimate can be given as to the amounts of Notes or Shares that will be held by the Selling Securityholders upon consummation of any such sales. In addition, the Selling Securityholders identified below may have sold, transferred, or otherwise disposed of all or a portion of their Notes since the date on which the information regarding their Notes was provided, in transactions exempt from the registration requirements of the Securities Act.

                                                                    NUMBER OF
                                                                    SHARES OF
                             AGGREGATE PRINCIPAL                   COMMON STOCK
                               AMOUNT OF NOTES     PERCENTAGE OF     THAT MAY
     BENEFICIAL HOLDER        THAT MAY BE SOLD   NOTES OUTSTANDING BE SOLD (1)
     -----------------       ------------------- ----------------- ------------
Allstate Insurance Company
 (2)........................      1,000,000            1.000%         36,416
Aloha Airlines Pilots Fixed
 Benefit Retirement Trust...        100,000                *           3,641
Aloha Airlines Non-Pilots
 Pension Trust..............        175,000                *           6,372
BancAmerica Robertson
 Stephens...................      2,360,000            2.360          85,943
Christian Science Trustees
 For Gifts and Endowments...        275,000                *          10,014
Commerce Bank of Kansas
 City, N.A..................        500,000                *          18,208
David Lipscomb University...         85,000                *           3,095
Delaware PERS...............        500,000                *          18,208
Delaware State Employees'
 Retirement Fund............      3,635,000            3.635         132,374
Equitable Life Assurance
 Separate Account
 Convertibles...............      2,470,000            2.470          89,949
Equitable Life Assurance
 Separate Account Balanced..        140,000                *           5,098
First Church of Christ,
 Scientist-Endowment........        300,000                *          10,924
Forest Alternative
 Strategies Fund II LP
 Series B3..................        250,000                *           9,104
Forest Global Convertible
 Fund Series B-1............        100,000                *           3,641
Forest Global Convertible
 Fund Series B-5............        175,000                *           6,372
Forest Global Convertible
 Fund Series B-3............        150,000                *           5,462
Forest Global Convertible
 Fund Series B-2............        125,000                *           4,552
Forest Performance Fund.....        100,000                *           3,641
Forest Performance
 Greyhound..................        165,000                *           6,008
Fox Family Portfolio
 Partnership c/o Forest
 Investment Management
 Corp.......................        360,000                *          13,109
Fox Family FDN dtd 10/10/87
 c/o Forest Investment
 Management Corp............         75,000                *           2,731
The Frist Foundation........        330,000                *          12,017
General Motors Employees
 Domestic Group Trust.......     12,045,000            7.315         438,638

                                                                    NUMBER OF
                                                                    SHARES OF
                             AGGREGATE PRINCIPAL                   COMMON STOCK
                               AMOUNT OF NOTES     PERCENTAGE OF     THAT MAY
     BENEFICIAL HOLDER        THAT MAY BE SOLD   NOTES OUTSTANDING BE SOLD (1)
     -----------------       ------------------- ----------------- ------------
Hawaiian Airlines Employees
 Pension Plan--IAM.........          100,000                *           3,641
Hawaiian Airlines Pension
 Plan for Salaried
 Employees.................           25,000                *             910
Hillside Capital
 Incorporated Corporate
 Account...................          300,000                *          10,924
Hudson River Trust Balanced
 Account...................        1,355,000            1.355          49,344
Hudson River Trust Growth
 Investors.................        1,095,000            1.095          39,876
Hudson River Trust Growth
 Income Account............        1,995,000            1.995          72,651
ICI American Holdings......          200,000                *           7,283
J.P. Morgan & Co.
 Incorporated (3)..........        5,000,000            5.000         182,083
Declaration of Trust for
 the Defined Benefit Plans
 of ICI American Holdings
 Inc.......................        1,100,000            1.100          40,058
The J. W. McConnell Family
 Foundation................          500,000                *          18,208
Kapiolani Medical Center...          200,000                *           7,283
Kennilworth Partners LP....        4,675,000            4.675         170,247
Lincoln National
 Convertible Securities
 Fund......................        2,345,000            2.345          85,396
Memphis Light, Gas & Water
 Retirement Fund...........        1,245,000            1.245          45,338
Nalco Chemical Company.....          100,000                *           3,641
Natwest Securities Limited.       13,000,000           13.000         473,415
Retirement Plan for Pilots
 of Hawaiian Airlines,
 Inc.......................          150,000                *           5,462
Societe Generale Secs.
 Corp......................        6,250,000            6.250         227,603
Spear, Leeds & Kellogg.....        1,000,000            1.000          36,416
Starvest Convertible
 Securities Fund
 Discretionary.............          500,000                *          18,208
State of Oregon PERS.......        5,000,000            5.000         182,083
Summer Hill Global Partners
 L.P.......................           75,000                *           2,731
Surfboard and Co...........        8,000,000            8.000         291,332
Thermo Electron Balanced
 Investment Fund...........          925,000                *          33,685
United National Insurance
 Company...................          120,000                *           4,369
Walker Art Center..........          285,000                *          10,378
Weirton Trust..............          750,000                *          27,312
Zeneca Holdings............          200,000                *           7,283
Declaration of Trust for
 the Defined Benefit Plans
 of ZENECA Holdings Inc....          745,000                *          27,130
Other......................       17,350,000           17.350         631,828
                                ------------          -------       ---------
  Total....................     $100,000,000          100.000%      3,641,635(4)
                                ============          =======       =========

--------
  * Less than 1%
(1) Assumes a conversion price of $27.46 per share and a cash payment in lieu of any fractional share interest.

(2) Excludes an aggregate of 11,000 shares of the Company's Common Stock held by certain pension plans maintained for the benefit of Allstate Insurance Company's agents and employees. Allstate Insurance Company disclaims beneficial ownership of such shares.

(3) Includes Notes held by J.P. Morgan Investment Management, Inc. and Morgan Guaranty Trust Company of New York, each a subsidiary of J.P. Morgan & Co. Incorporated. Excludes 566,900 shares of the Company's Common Stock held by J.P. Morgan & Co. Incorporated and 182,085 shares which J.P. Morgan & Co. Incorporated has the right to acquire upon conversion of the Notes.

(4) Total differs from the amount to be registered due to rounding down of fractional shares.

  The preceding table has been prepared based solely upon information furnished to the Company by DTC, certain of its Participants and certain beneficial holders of the Notes. From time to time, additional information concerning ownership of the Notes and Shares may rest with certain holders thereof not named in the preceding table, with whom the Company believes it has no affiliation.

                             PLAN OF DISTRIBUTION

  The Company will not receive any of the proceeds of the sale of the Notes and the Shares offered hereby. The Notes and the Shares may be sold from time to time to purchasers directly by the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time offer the Notes or the Shares through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Notes or the Shares for whom they may act as agent. The outstanding Common Stock of the Company is listed for trading on The Nasdaq National Market, and the Shares have been approved for listing thereon. The Selling Securityholders and any such brokers, dealers or agents who participate in the distribution of the Notes or the Shares may be deemed to be "underwriters," and any profits on the sale of the Notes or the Shares by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Securityholders may be deemed to be underwriters, the Selling Securityholders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

  The Notes and the Shares offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Notes and the Shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Notes or the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of such exchange; (e) face-to-face transactions between sellers and purchasers without a broker-dealer; (f) through the writing of options; and (g) such other methods of distribution as are customary for securities of this type. At any time a particular offer of the Notes or the Shares is made, a revised Prospectus or Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Notes or the Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Notes and the Shares. In addition, the Notes and the Shares covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus.

  The Company will use its best efforts to keep the Registration Statement of which this Prospectus is a part effective until November 10, 1999 or until the Shelf Registration is no longer required for transfer of the Notes or the Shares. The Company may prohibit offers and sales of Notes and Shares pursuant to the registration statement to which this Prospectus relates at any time if
(A)(i) it is in possession of material non-public information, (ii) the Board of Directors of the Company or the Executive Committee thereof determines (based on advice of counsel) that such prohibition is necessary in order to avoid a requirement to disclose such material non-public information and (iii) the Board of Directors of the Company or the Executive Committee thereof determines in good faith that disclosure of such material non-public information would not be in the best interests of the Company and its stockholders or (B) the Company has made a public announcement relating to an acquisition or business combination transaction including the Company and/or one or more of its subsidiaries (i) that is material to the Company and its subsidiaries taken as a whole and (ii) the Board of Directors of the Company or the Executive Committee thereof determines in good faith that offers and sales of Notes and Shares pursuant to the registration statement to which this Prospectus relates prior to the consummation of such transaction (or such earlier date as the Board of Directors or the Executive Committee thereof shall determine) is not in the best interests of the Company and its stockholders.

  To the best knowledge of the Company, there are currently no plans, arrangements or understandings between any Selling Securityholders and any broker, dealer, agent or underwriter regarding the sale of the Notes and the Shares by the Selling Securityholders. There is no assurance that any Selling Securityholder will sell any or all of the Notes or the Shares offered by it hereunder or that any such Selling Securityholder will not transfer, devise or gift such Notes or Shares by other means not described herein.

  The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Notes and the Shares by the Selling Securityholders and any other such person. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Notes or the Shares to engage in market-making activities with respect to the particular Notes or the Shares being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Notes and the Shares and the ability of any person or entity to engage in market-making activities with respect to the Securities.

  Pursuant to the Registration Rights Agreement entered into in connection with the offer and sale of the Notes by the Company, each of the Company and the Selling Securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

  The Company has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Notes and the Shares to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is a summary of the material United States federal income tax consequences expected to result to original Holders from the purchase, ownership, conversion and disposition of the Notes and the disposition of the Common Stock into which the Notes may be converted. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth below. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to Holders. Moreover, no assurance can be offered that the Internal Revenue Service (the "Service") will not take contrary positions, and no rulings from the Service or opinions of counsel have been or will be sought.

  The following summary is for general information only. This summary does not discuss all aspects of United States federal income taxation that may be relevant to particular Holders in light of their specific circumstances or to certain types of Holders that may be subject to special rules (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF PURCHASING, HOLDING, CONVERTING AND DISPOSING OF THE NOTES AND ACQUIRING, OWNING AND DISPOSING OF THE COMMON STOCK ISSUABLE UPON CONVERSION THEREOF, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

STATED INTEREST

  Stated interest on the Notes will be reported to Holders and the Service, and generally will be taxable to the Holders as ordinary income in accordance with their methods of accounting for tax purposes. There are several circumstances under which the Company could make a payment on a Note which would affect the yield to maturity of a Note, including (as described under "Description of Notes") the payment of Liquidated Damages, the redemption of a Note by the Company, or the repurchase of a Note upon a Change in Control. According to Treasury Regulations, the possibility of a change in the interest rate will not affect the amount of interest income recognized by a holder (or the timing of such recognition) if the likelihood of the change, as of the date the debt obligations are issued, is remote. The Company intends to report on the basis that the likelihood of a change in the interest rate on the Notes is remote and does not intend to treat the possibility of a change in the interest rate as affecting the yield to maturity of any Note.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  A Holder may be subject to backup withholding at the rate of 31% with respect to interest paid on and gross proceeds from a sale of, the Notes, unless (i) the Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates the relevant facts or (ii) the Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Holder who does not provide the Company with its correct taxpayer identification number may be subject to penalties imposed by the Service. The Company will report to the Holders and the Service the amount of any "reportable payments" (including stated interest on the Notes) and any amount withheld with respect to the Notes during the calendar year. Backup withholding is not an additional tax. The amount of any backup withholding generally will be allowed as a credit against the Holder's federal income tax liability, and excess withholdings may entitle the Holder to a refund, provided that the required information is furnished to the Service.

CONVERSION OF NOTES

  A Holder should not recognize gain or loss on the conversion of a Note into Common Stock, except to the extent the Common Stock is considered attributable to accrued interest not previously included in income or with respect to cash received in lieu of fractional shares. (To the extent the Notes converted are subject to accrued market discount, the amount of the accrued market discount will carry over to the Common Stock on conversion and will be treated as interest income on disposition of the Common Stock.) The holding period of Common Stock received upon conversion of a Note will include the period during which the Note was held (provided the Note was a capital asset in the hands of the Holder prior to the conversion), and the Holder's aggregate tax basis in the Common Stock will be equal to its adjusted tax basis in the Note surrendered, less any tax basis allocable to any fractional share that otherwise would have been received.

  A Holder will recognize taxable gain or loss on cash received in lieu of fractional shares of Common Stock in an amount equal to the difference between the amount of cash received and the portion of the Holder's adjusted tax basis in the Notes allocable to the fractional shares. The gain or loss will be capital gain or loss if the fractional shares are capital assets in the hands of the holder. (For the tax rates applicable to net capital gain or net short-term capital gain, see "Sale or Exchange of Notes or Shares of Common Stock.")

  Adjustments in the conversion price of the Notes made pursuant to the anti-dilution provisions to reflect distributions to holders of Common Stock may result in constructive distributions to holders that could be taxable to them as dividends pursuant to Section 305 of the Code.

  Sale or Exchange of Notes or Shares of Common Stock. In general, subject to the market discount rules discussed below, a Holder will recognize capital gain or loss upon the sale, exchange, redemption, retirement or other disposition of the Notes measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest, which will be taxable as ordinary interest income) and the Holder's adjusted tax basis in the Notes. A Holder's tax basis in the Notes generally will equal the cost of the Notes to the Holder increased by the amount of market discount, if any, previously taken into income by the Holder or decreased by any bond premium theretofore amortized by the Holder with respect to the Notes. In general, subject to the market discount rules discussed below, each holder of Common Stock into which the Notes have been converted will recognize capital gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock. However, special rules may apply to redemptions of the Common Stock which may result in the amount paid being treated as a dividend. In the case of Holders who are individuals, the maximum tax rate on net capital gains derived from securities held for more than 18 months is 20%, and the maximum tax rate on net capital gains derived from securities held for more than one year but not more than 18 months is 28%. Such Holders are subject to tax at ordinary income tax rates on net short-term capital gains derived from securities held for one year or less. Gains recognized by corporate Holders on the sale or other disposition of securities are subject to tax at ordinary income tax rates, regardless of the length of time such securities are held prior to disposition. (For the basis and holding period of shares of Common Stock, see "Conversion of Notes.")

MARKET DISCOUNT

  A purchase at a market discount includes a purchase at the original issue at a price below the issue price of the Note, or after the original issue at a price below the stated redemption price at maturity. The market discount rules generally provide that, subject to a statutorily-defined de minimis exception, if a holder of a debt instrument purchases it at a market discount and later recognizes gain upon final maturity, redemption or other disposition of the debt instrument (including a gift), the lesser of the gain (or appreciation, in the case of a gift) or the portion of the market discount that accrued while the debt instrument was held by the holder will be treated as ordinary interest income at the time of the disposition. The market discount rules also provide that a holder who acquires a debt instrument at a market discount (and who does not elect to include the market discount in income on a current basis) may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry that debt instrument until the holder disposes of the debt instrument in a taxable transaction.

  A holder of a debt instrument acquired at a market discount may elect to have market discount accrue on a constant interest rate basis (as opposed to a straight line basis). In addition, a holder of a debt instrument acquired at a market discount may elect to include the market discount in income as the discount accrues, either on a straight line basis or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by the holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Service. If a Holder elects to include market discount in income in accordance with the preceding sentence, the rules described above concerning the recognition of ordinary income on a sale or certain other dispositions of such a Note and the deferral of interest deductions on indebtedness related to such a Note would not apply.

AMORTIZABLE BOND PREMIUM

  Generally, if the tax basis of an obligation held as a capital asset exceeds the amount payable at maturity of the obligation, the excess (less any amount attributable to the conversion features of the obligation) will constitute amortizable bond premium that the holder may elect to amortize under the constant interest rate method and deduct over the period from his or her acquisition date to the obligation's maturity date (or, as discussed below, until an earlier call date). If bond premium is amortized, the amount required to be included in the Holder's income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable to such year. A holder who elects to amortize bond premium must reduce its tax basis in the related obligation by the amount of the aggregate deductions allowable for amortizable bond premium. Under recently issued Treasury Regulations (the "Regulations"), bond premium in excess of the stated interest allocable to an accrual period will be allowed as a bond premium deduction. However, the amount treated as a bond premium deduction is limited to the amount by which the holder's total interest inclusions on the obligation in prior accrual periods exceed the total amount treated by the holder as a bond premium deduction on the obligation in prior accrual periods. The Regulations apply to debt instruments acquired on or after March 2, 1998, except that if a holder makes the election to amortize bond premium for the taxable year containing March, 1998, or any subsequent taxable year, the Regulations apply to debt instruments held on or after the first day of the taxable year in which the election is made.

  In the case of a debt instrument, such as a Note, that may be called at a premium prior to maturity, an earlier call date of the debt instrument is treated as the maturity date of the debt instrument and the amount of bond premium is determined by treating the amount payable on that call date as the amount payable at maturity if the calculation produces a smaller amortizable bond premium than the method described in the preceding paragraph. If a holder of a debt instrument is required to amortize and deduct bond premium by reference to a certain call date, the debt instrument will be treated as maturing on that date for the amount payable and, if not redeemed on that date, the debt instrument will be treated as reissued on that date for the amount so payable. If a debt instrument purchased at a premium is redeemed prior to its maturity, a purchaser who has elected to deduct bond premium may be permitted to deduct any remaining unamortized bond premium as an ordinary loss in the taxable year of redemption.

  An election to amortize bond premium will apply to amortizable bond premium on all Notes and other bonds, the interest on which is includable in the Holder's gross income, held at the beginning of the Holder's first taxable year to which the election applies or thereafter acquired, and may be revoked only with the consent of the Service.

  THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP, CONVERSION AND DISPOSITION OF THE NOTES AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK ISSUABLE UPON CONVERSION THEREOF, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the Notes and the validity of the Shares offered hereby are being passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. As of the date of this Prospectus, attorneys of Brobeck, Phleger & Harrison LLP and family members thereof beneficially owned an aggregate of approximately 64,000 shares of the Company's Common Stock.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SECURITYHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CON-TAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION FOR AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               -----------------

                               TABLE OF CONTENTS

                               -----------------

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
The Company................................................................   3
The Offering...............................................................   4
Risk Factors...............................................................   5
Use of Proceeds............................................................  19
Dividend Policy............................................................  19
Ratio of Earnings to Fixed Charges.........................................  19
Description of Notes.......................................................  20
Description of Capital Stock...............................................  34
Selling Securityholders....................................................  37
Plan of Distribution.......................................................  39
Certain United States Federal Income Tax Consequences......................  41
Legal Matters..............................................................  43


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 $100,000,000

                                  P-COM, INC.

                              4 1/4% CONVERTIBLE
                              SUBORDINATED NOTES
                                   DUE 2002
                                      AND
                                   SHARES OF
                                 COMMON STOCK
                                 ISSUABLE UPON
                              CONVERSION THEREOF

                               -----------------

                                  PROSPECTUS

                               -----------------

                              APRIL   , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  All expenses incurred in connection with the issuance and distribution of the securities being registered will be paid by the Registrant. The following is an itemized statement of these expenses. All amounts are estimates except the Securities and Exchange Commission registration fee and the Nasdaq listing fee.

   SEC registration fee............................................... $ 29,500
   Nasdaq listing fee.................................................   17,500
   Printing and engraving.............................................   10,000
   Legal fees and expenses of the Registrant..........................   30,000
   Accounting fees and expenses.......................................   10,000
   Trustee's fees and expenses........................................    1,000
   Miscellaneous......................................................   12,000
                                                                       --------
     Total............................................................ $110,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law ("Section 145") authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VII of the Registrant's Bylaws provides for mandatory indemnification of its directors and permissible indemnification of its officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has entered into Indemnification Agreements with its officers and directors which are intended to provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to the Underwriting Agreements, the Purchase Agreements and/or Registration Rights Agreements entered into in connection with the Company's three public offerings and the Company's eight acquisitions and the sale of the Notes, each of which contains provisions indemnifying officers and directors of the Company and other persons against certain liabilities, including, in some cases, those arising under the Securities Act.

ITEM 16. EXHIBITS


 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
     4.1(1)  Form of Common Stock Certificate
     4.2     Indenture, dated as of November 1, 1997, between the Registrant and State Street Bank and Trust Company of California, N.A., as
             Trustee.*
     4.3     Form of 4 1/4% Convertible Subordinated Note due 2002 (included in
             Exhibit 4.2).*
     4.4     Registration Rights Agreement, dated as of November 1, 1997 by and among the Registrant and PaineWebber Incorporated, BancAmerica
             Robertson Stephens, NationsBanc Montgomery Securities, Inc. and
             Pacific Growth Equities, Inc.*
     5.1     Opinion of Brobeck, Phleger & Harrison LLP.
    12.1     Calculation of Ratio of Earnings to Fixed Charges.
    23.1     Consent of Price Waterhouse LLP.

 EXHIBIT NO.                           DESCRIPTION
 -----------                           -----------
    23.2     Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit
             5.1).
    24.1     Powers of Attorney (included in the signature page of this
             Registration Statement).*
    25.1     Statement of Eligibility of Trustee (Form T-1).*

--------

*  Previously filed.
(1) Incorporated by reference to identically numbered exhibits included in the Company's Registration Statement on Form S-1 (File No. 33-88492) declared effective with the Securities and Exchange Commission on March 2, 1995.

ITEM 17. UNDERTAKINGS

  The Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purpose of determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

    (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CAMPBELL, STATE OF CALIFORNIA ON THIS 27TH DAY OF APRIL, 1998.

                                          P-Com, Inc.

                                                   /s/ George P. Roberts
                                          By: _________________________________
                                                    (George P. Roberts)
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George P. Roberts and Michael J. Sophie, and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

  Witness our hands on the date set forth below.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURE                           TITLE                  DATE
             ---------                           -----                  ----

         George P. Roberts           Chairman of the Board and      April 27, 1998
____________________________________ Chief Executive Officer and
        (George P. Roberts)          Director (Principal
                                     Executive Officer)

                 *                   Chief Financial Officer and   April 27, 1998
____________________________________ Vice President, Finance and
        Michael J. Sophie            Administration (Principal
                                     Accounting and Financial
                                     Officer)

                 *                   Director                      April 27, 1998
____________________________________
           Gill Cogan

                 *                   Director                      April 27, 1998
____________________________________
        John A. Hawkins

                 *                   Director                      April 27, 1998
____________________________________
       M. Bernard Puckett

                 *                   Director                      April 27, 1998
____________________________________
         James J. Sobczak

  */s/ George P. Roberts

___________________________

     George P. Roberts

     Attorney-in-fact

                                  P-COM, INC.
                               INDEX TO EXHIBITS

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
     4.1(1)  Form of Common Stock Certificate
     4.2     Indenture, dated as of November 1, 1997, between the Registrant and State Street Bank and Trust Company of California, N.A., as
             Trustee.*
     4.3     Form of 4 1/4% Convertible Subordinated Note due 2002 (included in
             Exhibit 4.2).*
     4.4     Registration Rights Agreement, dated as of November 1, 1997 by and among the Registrant and PaineWebber Incorporated, BancAmerica
             Robertson Stephens, NationsBanc Montgomery Securities, Inc. and
             Pacific Growth Equities, Inc.*
     5.1     Opinion of Brobeck, Phleger & Harrison LLP.
    12.1     Calculation of Ratio of Earnings to Fixed Charges.
    23.1     Consent of Price Waterhouse LLP.
    23.2     Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit
             5.1).
    24.1     Powers of Attorney (included in the signature page of this
             Registration Statement).*
    25.1     Statement of Eligibility of Trustee (Form T-1).*

--------

 *Previously filed.
(1) Incorporated by reference to identically numbered exhibits included in the Company's Registration Statement on Form S-1 (File No. 33-88492) declared effective with the Securities and Exchange Commission on March 2, 1995.